50 YEARS

Park Electrochemical Corp.

2004 Annual Report

PARK nelco

Company Profile

Park Electrochemical Corp. is a leading global designer and producer of electronic materials used to fabricate complex multilayer printed circuit boards and interconnection systems. Park specializes in advanced materials for high layer count circuit boards and high-speed digital and RF/Microwave electronic systems. Park also designs and manufactures advanced composite materials for the aerospace, military and industrial markets. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, New York, Arizona and California.

Park's Triad (Plus One)

Park's Triad (Plus One) contains the following components:

- Perfect Quality Quest
- Technical Innovation and Leadership
- Bringing All Our People into Our Business
- Closeness to Our Chosen Customers

Our Triad (Plus One) serves as the foundation for "Customer Intimacy", the heart and soul of Park's company culture! The singular objective of Customer Intimacy is to help our customers succeed.

Net Sales *(in millions)*


$500
400
300
200
100
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Net Earnings from Continuing Operations *(in millions)*


$50
40
30
20
10
0
-10
-20
-30
-40
-50
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Diluted Earnings Per Share from Continuing Operations


$3.00
2.00
1.00
0
-1.00
-2.00
-3.00
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Financial Highlights

(In thousands, except per share data)	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000
Net sales	$194,236	$195,578	$201,681	$469,121	$381,685
Gross profit	32,700	26,657	16,667	113,721	71,153
Earnings (loss) from continuing operations before income taxes	32,744	(47,899)	(28,141)	68,758	24,573
Net (loss) earnings	(3,852)	(50,759)	(25,519)	49,419	18,297
Diluted earnings (loss) per share from continuing operations	1.50	(2.23)	(.89)	2.57	1.13
Diluted (loss) earnings per share	(.19)	(2.58)	(1.31)	2.65	1.12
Cash dividends per share	.24	.24	.24	.23	.21
Average common shares outstanding	19,754	19,674	19,535	15,932	15,761
Working capital	197,453	170,274	167,000	188,511	176,113
Total assets	311,070	301,542	360,644	430,581	365,252
Long-term debt	–	–	–	97,672	100,000
Stockholders' equity	243,896	245,701	292,546	228,906	179,118
Equity per share	12.33	12.48	14.89	14.23	11.30

In fiscal year 2004, the Company discontinued its financial support of its Dielektra GmbH subsidiary in Germany and treated Dielektra as a discontinued operation. Accordingly, the information in the table above relating to continuing operations excludes Dielektra's operating results and asset impairment charges. The after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2004 through 2000 were $33,761, $6,895, $8,105, ($1,624), and $191, respectively. In fiscal year 2004, the Company also recorded pre-tax gains of $33,088 from litigation against Delco and $429 from the sale of real estate in the U.K. and a pre-tax charge of $8,469 for restructuring and workforce reductions at its North American FR-4 operations.

In fiscal year 2003, the Company recorded net, pretax charges totaling $50,659 comprised of charges of $49,035 related to the write-down of fixed assets at continuing operations in North America and $4,794 related to the closure of its Nelco U.K. facility and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary. In fiscal year 2002, the Company recorded pre-tax charges totaling $16,513 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $806 related to restructuring and workforce reductions at continuing operations. In fiscal year 2000, the Company recorded a pre-tax charge of $4,464 related to the closure of its plumbing hardware business, and the plumbing hardware business recorded an operating loss of $558.

The information in the table above relating to continuing operations for fiscal years 2004, 2003, 2002 and 2000 includes all the charges and gains and the operating loss of the plumbing hardware business described in the preceding paragraphs.


Return on Stockholders' Equity (percentage)
25
20
15
10
5
0
-5
-10
-15
-20
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04
Equity Per Share
$15
12
9
6
3
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04
Cash Dividends Per Share
$0.25
0.20
0.15
0.10
0.05
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997	Mar. 3, 1996	Feb. 26, 1995
Operations										
Net sales	$194,236	$195,578	$201,681	$469,121	$381,685	$350,853	$363,770	$334,490	$312,966	$253,022
Cost of sales	161,536	168,921	185,014	355,400	310,532	295,034	292,471	275,372	242,655	196,917
Gross profit	32,700	26,657	16,667	113,721	71,153	55,819	71,299	59,118	70,311	56,105
Gross profit %	16.8	13.6	8.3	24.2	18.6	15.9	19.6	17.7	22.5	22.2
S, G & A	27,962	27,157	33,668	47,683	42,921	38,183	38,367	34,366	35,236	29,995
S, G & A %	14.4	13.9	16.7	10.1	11.2	10.9	10.5	10.3	11.3	11.9
Earnings (loss) from continuing operations	29,786	(51,159)	(33,514)	66,038	23,768	17,636	32,932	24,752	35,075	26,110
Earnings (loss) from continuing operations %	15.3	(26.2)	(16.6)	14.1	6.2	5.0	9.1	7.4	11.2	10.3
Earnings (loss) from continuing operations before income taxes	32,744	(47,899)	(28,141)	68,758	24,573	19,703	35,814	26,897	37,264	27,501
Earnings (loss) from continuing operations before income taxes %	16.9	(24.5)	(14.0)	14.7	6.4	5.6	9.8	8.0	11.9	10.9
Net earnings (loss) from continuing operations	29,909	(43,864)	(17,414)	47,795	18,488	15,396	23,382	18,559	24,898	17,345
Net earnings (loss) from continuing operations %	15.4	22.4	8.6	10.2	4.8	4.4	6.4	5.5	8.0	6.9
Diluted earnings (loss) per share from continuing operations	1.50	(2.23)	(.89)	2.57	1.13	.92	1.29	1.05	1.41	1.01
(Loss) earnings per share from discontinued operations	(1.69)	(.35)	(.42)	.08	(.01)	.00	.09	–	–	–
Return on stockholders' equity %	(1.6)	(18.9)	(9.8)	24.2	10.6	9.3	16.3	13.4	20.2	18.1

In fiscal year 2004, the Company discontinued its financial support of its Dielektra GmbH subsidiary in Germany and treated Dielektra as a discontinued operation. Accordingly, the information in the table above relating to continuing operations excludes Dielektra's operating results and asset impairment charges. The after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2004 through 2000 were $33,761, $6,895, $8,105, ($1,624), and $191, respectively. In fiscal year 2004, the Company also recorded pre-tax gains of $33,088 from litigation against Delco and $429 from the sale of real estate in the U.K. and a pre-tax charge of $8,469 for restructuring and workforce reductions at its North American FR-4 operations.

In fiscal year 2003, the Company recorded net, pretax charges totaling $50,659 comprised of charges of $49,035 related to the write-down of fixed assets at continuing operations in North America and $4,794 related to the closure of its Nelco U.K. facility and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary. In fiscal year 2002, the Company recorded pre-tax charges totaling $16,513 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $806 related to restructuring and workforce reductions at continuing operations. In fiscal year 2000, the Company recorded a pre-tax charge of $4,464 related to the closure of its plumbing hardware business, and the plumbing hardware business recorded an operating loss of $558.

The information in the table above relating to continuing operations for fiscal years 2004, 2003, 2002 and 2000 includes all the charges and gains and the operating loss of the plumbing hardware business described in the preceding paragraphs.

	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997	Mar. 3, 1996	Feb. 26, 1995
Financial Position										
Current assets	240,082	210,585	210,361	268,611	236,779	230,196	247,380	220,414	217,772	98,320
Current liabilities	42,629	40,311	43,361	80,100	60,666	63,356	70,827	55,410	56,807	43,285
Working capital	197,453	170,274	167,000	188,511	176,113	166,840	176,553	165,004	160,965	55,035
Current ratio	5.6	5.2	4.9	3.4	3.9	3.6	3.5	4.0	3.8	2.3
Property, plant and equipment–net	70,569	90,503	149,810	159,309	125,977	118,012	108,116	83,391	76,439	61,427
Total assets	311,070	301,542	360,644	430,581	365,252	351,698	359,329	307,862	298,975	162,051
Long-term debt	–	–	–	97,672	100,000	100,000	100,000	100,000	100,000	23
Stockholders' equity	243,896	245,701	292,546	228,906	179,118	164,646	166,404	143,355	134,427	112,048
Total capitalization	243,896	245,701	292,546	326,578	279,118	264,646	266,404	243,355	234,427	112,071
Other Data										
Capital expenditures	4,509	6,168	25,686	53,411	26,646	23,860	18,740	18,851	24,562	17,804
Depreciation and amortization	11,978	17,973	16,257	16,724	16,264	14,291	13,207	11,584	9,849	8,951
Equity per share	12.33	12.48	14.89	14.23	11.30	10.53	9.65	8.48	7.76	6.53
Cash dividends per share	.24	.24	.24	.23	.21	.21	.21	.21	.19	.13
Average number of employees	1,150	1,400	1,690	2,650	2,380	2,140	2,380	2,210	1,990	1,830
Sales per employee	169	140	119	177	160	164	153	151	157	138
Average common shares outstanding	19,754	19,674	19,535	15,932	15,761	16,470	17,030	17,024	17,250	16,287



Brian E. Shore, *President and Chief Executive Officer*

A Message from the President and Chief Executive Officer

Our World in Fiscal 2004

During the first half of our 2004 fiscal year, the global electronics market depression which started a little over three years ago continued in all its glory. As a matter of fact, after the global electronics markets almost completely collapsed in early calendar year 2001, the markets deteriorated even further during the ensuing two and a half years. However, beginning in approximately August or September of the 2003 calendar year, the global markets for our electronic materials products began to improve to some degree. This improvement continued through our fiscal 2004 third and fourth quarters, and continues through this date. Of course, I must remind you that visibility is always poor in the global electronics supply chain, and we therefore are uncertain as to whether these improvements are sustainable or whether they will continue.

For Park, the market improvements over the last eight or nine months are much more pronounced for our higher-end digital and RF/Microwave products than for our more standard FR-4 volume products. In addition, although the market improvement has affected our North American market, and, to a lesser extent, our European market, the market improvement is more pronounced and significant in our Asian markets.

Earnings From Operations *(in millions)*


$80
60
40
20
0
20
40
60
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

So, what does all of this mean? Is this a normal recovery as part of a normal business cycle? I do not think so! Although the global electronics markets certainly have improved and recovered to some extent from the devastating two and a half year global electronics depression, I believe the electronics markets, the electronics manufacturing supply chain and the electronics industry have changed *forever!* The global electronics industry will probably always be subject to business cycles in the future. However, I believe the global electronic markets have fundamentally changed...forever!

How have the global electronics markets fundamentally changed and what do those changes mean to us? I believe the markets outside of Asia (that means the markets in North America and Europe) for more standard, high-volume FR-4 circuit materials will never be what they once were and may even continue to erode in the future. In my opinion, the harshness and brutality of the industry in North America and Europe over the last two or three years has taken the heart out of the North American and European markets for volume FR-4 products. As far as we are concerned, Asia is already the place for volume FR-4 circuit materials, and the volume FR-4 business will be increasingly more of an Asian business in the future. In addition, the Asian market for higher-end digital and RF/Microwave products is growing and will continue to grow in the future in our opinion. However, we do believe that there are and will continue to be in the future opportunities for these higher-end digital and RF/Microwave electronic material products in the North American and European markets.

So, as a result of these very fundamental and non-cyclical changes which we believe have occurred in our industry, it is clear that the opportunities for our company in the future will be in Asia...Asia...Asia and in Technology... Technology...Technology! We are not exiting or abandoning the FR-4 markets in North America or Europe. However, as I will discuss further below, our emphasis for the future in all of our markets will be our higher-end product lines. This fundamental change in the industry requires the company to fundamentally change its focus. Of course, it matters not at all what we want the world to be. It is our job to recognize reality for what it is, and to run our business so that it will be successful consistent with that reality. If we are to be successful and to last, we must recognize and deal with the "new world order" of today's reality and run our business consistent with this new world order, and this is what we are doing and will continue to do. Although we do not intend to exit the FR-4 business in North America and Europe, the drivers of our business and our future will be Technology and Asia.

Gross Profit *(in millions)*


$120
100
80
60
40
20
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Reinvention of Our Business

Consistent with our recognition of the fundamental changes which have occurred to our industry, it is clear to us that we must reinvent Park into a technology company. There are many in the industry who might say that we already are a technology company...but I disagree! I agree that our company has focused on technology for many years and that we may even be somewhat of a technology leader, but I do *not* believe we are fundamentally a technology company at this time.

I am very pleased with the recent performance of our Research & Development group based in Tempe, Arizona under the leadership of Gus Karavakis and Steve Schaefer. This group has recently developed a number of exciting new product opportunities for the company, and there are a number of exciting opportunities in the pipeline as well. Actually, for the first time in many, many years, I am very pleased with the leadership, focus, intensity and direction of our R&D group. But, does a strong R&D group make Park a technology company? I do not think so! In my opinion, being a technology company is less a function of the capability of a company's R&D group and more a function of the culture of the whole company. Being a technology company goes more to the company's fundamental nature (what the company is made of inside) than to the company's technical capabilities or external focus. I believe that, for Park to become a true technology company, we will need to reinvent our culture and each Park employee will need to reinvent his or her attitudes and priorities about our business. This reinvention of Park into a technology company will be an enormous and consuming task for our company, and, if we are successful, this task will probably take three to five years to achieve. Nonetheless, I believe that this reinvention of our business, of our culture and of each one of us individually is actually necessary for our company to have a long-term future. So, we must reinvent our company if we want to have a future...and, more than anything else, we as a company want to have a future!

Customer Intimacy

Customer Intimacy has been the rallying cry of our company and our people over the last five years. Customer Intimacy has been what we are all about as a people and a company during this period. Does our desire to reinvent ourselves into a technology company mean that Customer Intimacy is dead? I do not think so! Actually, the reinvention of our company into a technology company will represent the ultimate in Customer Intimacy...it will represent bringing Customer Intimacy to a new level. Of course, the singular objective of Customer Intimacy is to help our customers succeed. (The objective is not necessarily to keep our customers happy...rather, it is to help our customers succeed.) By reinventing ourselves into a technology company and driving technology in the future, we will thereby be better equipped to clearly and meaningfully and substantially help our customers succeed in the future as well. If we are not driving technology with our customers, we will not be helping our customers succeed in a meaningful and lasting way. Therefore, to really fulfill the mission of Customer Intimacy and help our customers succeed, we must reinvent ourselves into a technology company! Anything short of this would reduce Customer Intimacy to meaningless words!

Recent Developments and Events

Although they have all been previously reported to you, I thought it would be useful to review the following key events which occurred during our 2004 fiscal year and into our 2005 fiscal year:

- China—We recently announced that we are building a manufacturing facility in Zhuhai in Southern China. This investment is consistent with our belief that Asia and China will be the major growth area for our industry over the next five years or more. We are building this factory in order to better service our existing and future very important customers in China. We are not building this factory in China to chase low-cost manufacturing. Consistent with our technology emphasis, this factory is being designed to produce the company's entire higher-end product line, with the exception of the company's PTFE product line. This PTFE product line will be manufactured elsewhere and warehoused and finished at the Zhuhai plant.
- Singapore Expansion—Our major Singapore facility expansion has been completed (we have almost doubled the footprint of our existing facility), and we are pleased to tell you that we now have all of our Singapore operations under one roof. We are continuing with the installation of one of our next-generation treaters in the expanded facility space, and that installation should be completed within the next few months. The expansion of our Singapore facility is consistent with our belief that the Asian market will be the important growth market for our company's higher technology product line in the future.
- Neltec Europe SAS—As we recently announced, we have renamed our Nelco SAS business in Mirebeau, France as Neltec Europe SAS and incorporated our Mirebeau business into the Neltec group, which includes our Neltec, Inc. business in Tempe, Arizona and our Neltec SA business in Lannemezan, France. This name change of our European business and the incorporation of our European business into our Neltec group is consistent with our desire and our objective to reinvent our European business into a technology business.
- Dielektra GmbH—Towards the end of our 2004 fiscal year, we terminated our financial support for the Dielektra GmbH business we acquired in October of 1997. Although we felt very strongly at the time of the Dielektra acquisition that it was the right thing to do for our company, we struggled with Dielektra for many years with unsuccessful attempts to find a solution for this business. Ultimately, we concluded that the markets for the FR-4 products which Dielektra produced had deteriorated to the degree that Dielektra's prospects were hopeless and that there was no future for the Dielektra business. At this point, we felt there was no reason to continue the Dielektra business, and we terminated our financial support of this business, which resulted in the insolvency of Dielektra.
- North American Realignment—During the first half of the 2004 fiscal year, we realigned our Nelco New York and Nelco California businesses located in Newburgh, New York and Fullerton, California, respectively. We dramatically

Capital Expenditures *(in millions)*


$60
50
40
30
20
10
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

downsized the Nelco New York business and transferred a significant portion of Nelco New York's business to Nelco California. In connection with this realignment, we reduced the size of Nelco New York's workforce by about 200 people and increased the size of Nelco California's workforce by about 100 people. This realignment was very painful for Nelco New York especially, but I am pleased to report that Nelco New York is doing better now than it has in many years. The Nelco New York team is lean, focused and effective. Although our Nelco California business still has a way to go in terms of enhancing productivity and operating efficiencies, I am very pleased by the leadership Marty Kendrick has provided to the Nelco California organization, and I am hopeful about the future of the Nelco California business.

In addition, both Nelco New York and Nelco California have recently begun producing significant quantities of higher-end products which previously had been produced in North America almost exclusively by Neltec in Tempe, Arizona. This will help relieve Neltec's current capacity constraints and allow us to provide better lead times and responsiveness to our North American customers for higher-end products. More importantly, the production and servicing by Nelco California and Nelco New York of our higher-end product line is consistent with the reinvention of those businesses into technology businesses. As a matter of fact, in the future, I would hope that there will be much less of a distinction between our Nelco New York and Nelco California businesses on the one hand and our Neltec business on the other hand. In the future, Nelco California, Nelco New York and Neltec in Arizona must all be unified in the singular mission of technology businesses.

What About FiberCote?

Let us not forget about our FiberCote Industries, Inc. advanced composites business located in Waterbury, Connecticut! I am pleased to report to you that FiberCote performed well in our 2004 fiscal year and continues to do nicely now. FiberCote has certainly benefited from the strength of the military and aerospace markets it serves, but I also believe that FiberCote has really come into its own as a business. The FiberCote team is very focused and very dedicated and works extremely hard at their business every day. There are no magic formulas or unexpected breakthroughs here. The progress made by FiberCote has been made through the dedication, commitment and focus of all of the members of the FiberCote team. I am very pleased that FiberCote is part of the Park family, and we will be looking for ways in which to grow and expand our FiberCote business in the future.

50 Years of Park Electrochemical

Fifty years ago on March 31, 1954, my father, Jerry Shore, and Tony Chiesa started our company in a small 3,000 square foot factory in Woodside, New York in the shadow of the 59th Street Bridge which links Queens and Manhattan. Jerry and Tony started the business with very little money (that is because they had very little money!) but with huge amounts of determination, drive, intensity and relentlessness. Back in those early days, the company survived on its wits and its will to succeed. In those days, the company solved problems with ingenuity, creativity, innovation and improvisation. In those early days, the company certainly did not solve problems by throwing money at them, because money was the one resource which the company did not have. So, you see, we as a company come from very humble but also very auspicious beginnings. Some say we have come a long way as a company, but, in my opinion, the very best of who we are now has its roots in who we were then at the very beginning. Really, we owe everything we are today to the spirit, relentlessness and perseverance of those who have gone before us and particularly those who started our business back on March 31, 1954 in that small little no-account factory in Woodside, Queens, New York.

Average Number of Employees *(in thousands)*



3.0
2.5
2.0
1.5
1.0
0.5
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

So, now that we have been in business for fifty years, what does this mean for our future? Does it mean that we are guaranteed to be around for another fifty years, or another ten years, or another three years, or even another one year? I do not think so! Our ability to continue to be around as a business in the future will really be dependent upon how hard each of us is willing to work, how much each of us is willing to sacrifice for the good of the company and how much each of us cares. If the company is to survive and succeed in the future, it will only be because of our willingness to persevere, to take risks, to be innovative, to be creative and to solve our problems with our wits and our will just like in the old days. So, the fact that we have been around for fifty years does not ensure our future whatsoever in my opinion. We as a people will be around for so long as we see to it that we are around!

Working Capital *(in millions)*



$200
150
100
50
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Of course, we have so many things to be thankful for in our company. We have so many people who do their best every day for the company and care deeply about the company's future. We as a people and a company have a deep culture of honesty, integrity and honor which has seen us through both good and bad times alike. We also have a very strong balance sheet which helps place our future in our own hands. And, since we have been around for fifty years, we have the opportunity to reflect back on all the good things and all of our successes over those years and work very hard to expand on and enhance those good things and successes. We also have the opportunity to look very honestly at our failures and shortcomings over the last fifty years, and do everything within our power not to repeat the failures and to overcome the shortcomings. We are very lucky that our future is in our hands. If we fail in the future, then we will only have ourselves to blame. On the other hand, if we succeed in the future, then we as a people will be able to feel good about what we have achieved and accomplished. Our very auspicious beginnings and our fifty-year history does not guarantee us any future at all. It is up to all of us who work in the company every day to see to it that we do have a future, and a bright future at that!

Thank You, Shareholders (And a Word About CEO Integrity)

As usual, I would like to close my annual report message by thanking you, our shareholders, for your support and for believing in us and hanging in there with us through the most difficult of times. My pact with you, our shareholders, is that you will always get the straight story from me, and that I always will tell you the truth as I know it, whether you like it or not. I will never tell you simply what you want to hear. I will not sugarcoat the truth or pull punches. Frankly, this is the only way I know how to do it. Do I have integrity as a CEO? That is for you to decide! I can tell you that I could care less that "integrity" is now supposedly in fashion and politically correct. At the end of the day, to the extent I have integrity, it has nothing to do with what is fashionable but rather has to do with how I choose to live my life and what matters to me and what does not matter to me. It also may have some small thing to do with the honor and dignity with which the business was started in a tiny little factory in Woodside, New York and the honor and dignity of those men who started the business on March 31, 1954.

Sincerely,



Brian E. Shore
President and Chief Executive Officer



From left to right: Anthony DiGaudio and Vito Tanzi

Fiscal year 2004 presented Park/Nelco's Product Leadership team with new challenges and opportunities. During the fiscal year, we continued to increase the level of characterization our products receive, responding to industry demand for ever more detailed performance data with increasingly stringent criteria. We added resources to better meet this need, and we applied these resources in the characterization of our existing and developmental products. The overarching goal of these activities was, and continues to be, to offer the market highly differentiated products coupled with a wealth of data to aid our customers in being successful in their own efforts.

The Product Leadership team concluded two development projects in fiscal year 2004:

N4000-12

Park/Nelco's high Tg enhanced epoxy N4000-12 material system was a new addition to our high-speed, low-loss family of products, for use in assemblies requiring wide bandwidth and increased thermal performance. It is designed to support high volume, cost-sensitive applications in mid to high layer count printed circuit boards. The material has been developed with superior thermal properties to support lead-free assembly techniques, which require higher assembly temperatures. In keeping with our goals for fiscal year 2004, we commercially released N4000-12 with an abundance of electrical and thermal performance data, complete with a detailed study of this material's performance during lead-free assembly operations.

N4380-13 RF

This engineering project was brought to a close in fiscal year 2004, with the commercial release of N4380-13 RF slated for early in fiscal year 2005. This material is based on our highly regarded N4000-13 product, and is manufactured to tight specifications, which provide stable electrical properties of the type necessary for RF (radio frequency) applications.

Environmentally Friendly initiatives continued to gain momentum in fiscal year 2004, and the Product Leadership team intends to include halogen-free and lead-free target criteria in all new projects. Our intent is to eschew first generation halogen-free technology and focus on high reliability, differentiated solutions for our customer and OEM base.

The diversification of our customers' needs and the unprecedented competitiveness of the industry as it stands today require us to ensure that we differentiate ourselves through the introduction of products ideally suited to the changing needs of the market. At the same time, we must utilize our stage gate development process to its utmost potential to minimize time to market even as we stress the need for meticulous new product characterization.

Anthony DiGaudio
Product Director

Vito Tanzi
Product Director

Research & Development

During the past fiscal year, we experienced rapidly increasing demands on our R&D and product development resources to develop new products more rapidly and to understand our products to an extent not previously encountered. We have responded to the demands of our target markets with several distinct improvements in our organization, product development methodologies, and product reliability initiatives.

During the past year, we added to our R&D resources by hiring a new R&D Director, Gus Karavakis. Gus brings a strong technical knowledge base in PWB fabrication, chip packaging, and flex circuits and a solid record of innovation in the electronics industry to our growing team. In addition, we have increased our R&D resources in Tempe, Arizona and are also leveraging our internal R&D with collaborative efforts with external organizations to improve time-to-market for our latest technical developments. We intend to add additional resources this year to strengthen our reliability engineering to meet the increasing customer demand for application specific data.

In addition, we have continued to refine our stage gate product development methodology and have added new dimensions to our rigorous product testing regimen. These improvements will allow us to deliver new products to market more quickly and with an enhanced understanding of how those products will perform in a variety of applications. This knowledge base also allows OEM design engineers to more quickly adapt our new materials to their current and future designs with improved confidence.

During the past few years, we have seen an explosive growth in product reliability requirements. This is due, in part, to the growing complexity of electronic hardware but is also related to OEM differentiation strategies through environmental and other initiatives. We are improving our ability to deliver more reliable products by expanding our product testing capabilities and by designing reliability into our new material offerings. This is a growing initiative for us and will improve absorption of new products into leading edge future designs for highly complex PWB's.

In FYE 2004, we introduced one major new product, the N4000-12. This product fulfills a broad need in a critical segment of the PWB substrate materials market. The N4000-12 was designed to offer enhanced dielectric properties in a resin matrix compatible with lead-free assembly environments. It provides our customers and their customers with a unique solution in a high volume, high growth sector of the PWB materials market.



From left to right: Gus Karavakis, Gus Xu, Doug Leys and Steve Schaefer

Steve Schaefer
Senior Vice President, Technology

Sales and Marketing



Jim Stewart and Emily Groehl



Carrie McKay and Dave Iguchi

Long-term adjustments in demand for printed circuits and the adjustments in demand for printed circuit materials that began in fiscal year 2001 resulted in consolidation at Park/Nelco during fiscal year 2004. We believe our evaluation of future market conditions and our evaluation of the support organization required to service those market conditions will yield positive results for both our customers and for Park/Nelco.

Many of Park/Nelco's fiscal year 2002 and fiscal year 2003 challenges and opportunities were intensified in fiscal year 2004, as we encountered daily demands for perfect quality products along with product delivery requirements that were much more rigorous than ever before! The delivery requirements for our products necessitated that we redefine our quick turnaround programs to meet delivery standards that surpassed all of the boundaries we had experienced previously (and some we never believed possible) without sacrificing product quality in any way.

Proactive technical service took on new meaning as our established products and our new products were used in high technology applications that did not even exist one year ago. While these service challenges were relentless, so too was our technical service team relentless. Park/Nelco's entire organization pulled together to achieve our common goal of doing everything possible to help our customers succeed. Our successes were based on the deep commitment of all our people to raise the bar on our product and service standards without any thought of job description or implied organizational boundaries. We are dedicated to ensuring smooth transitions of our high technology products at our customers' multiple site locations as programs move from one region of the globe to another. Consistent products and services are absolutely essential and will be made available for our customers on a global basis.

Our sales management team is helping lead Park/Nelco as it enters a new and exciting chapter in its life with the construction of a new lamination facility in southern China (PRC). Our focus for the new China lamination facility will be to provide from this facility the very best high technology products and the very best supporting services to our customers in China. The introduction of the lamination facility in China will also make additional capacity available for our customers both inside and outside China from our facility in Singapore.

Our PCB Materials Processing function continues to work closely with the OEM Marketing team, the R&D group, the Product Leadership team and Park/Nelco's business units to satisfy our customers' new product development and product enhancement goals. The overall function of the PCB Materials Processing function is to facilitate the timely development and introduction of our new products to the marketplace and to ensure the continuing acceptability of current products in the field. To facilitate the achievement of these lofty goals, it is vital that we continue to focus on improved internal and external communications globally. Park/Nelco's web site continues to be an asset and a helpful tool for our internal teams, our customers, design engineers, CMs and OEMs.

Park/Nelco's ultimate goal is to achieve Customer Intimacy and complete customer satisfaction by providing our customers a quality product at the right time with the properties and features that are needed by the customer and in a form that is suited to their processing requirements. Our customers' successes are our life blood, and we are totally dedicated to meeting this goal.

Emily J. Groehl
Senior Vice President, Sales and Marketing

OEM/CM/EMS Strategies

State of the Industry...

The PCB industry in the U.S. has contracted by 50% and "mom and pop" sized fabricators as well as large global fabricators were wiped out after the internet bubble burst, the collapse of the telecommunication sector and the subsequent actions that were taken to stop the bleeding. As the winds of change continue to carve out the way business is done, more changes are anticipated. A few of the key driving forces are as follows.

First, the North American and European OEMs, CMs and EMS entities are adopting a "China" strategy. China's GDP grew 8.5% last year and its growth is expected to reach almost 10% this year. Some OEMs, CMs and EMS companies are moving only a procurement arm to China so that they can source the PCBs they need. Others are building manufacturing locations in China along with the procurement arm. Still others are restructuring their organizations and are moving their headquarters to China.

Second, the much heralded wireless revolution is finally taking flight. This is good news for the OEMs in the semiconductor, automotive and telecommunication sectors. Much of this, of course, is still being driven by the wireless telephone. Last year, more than 500 million handsets were sold in the world. This number is expected to rise sharply this year as more and more consumers upgrade to the latest smart phones with cameras, wireless messaging, and other features. The rollout of 2.5G and 3G phones, which allow users to download videos and large amounts of data, is also expected to accelerate substantially this year.

Bluetooth technology, which is expected to be in almost a third of cell phones in 2004, is also becoming more entrenched in consumer devices. Wi-Fi, 802.11x devices have also made a major impact on the market. Wi-Fi, for example, increased its market size by more than 200%. Its growing acceptance is attributable to its low cost of installation and Intel's embedding Bluetooth in the Centrino chip.

The automotive industry is also driving the wireless craze. The proliferation of electronics in automobiles, known as telematics, has had an enormous impact on the growth of the wireless market. Cars now come equipped with GPS, adaptive cruise control, satellite radios, and other devices. They are using Bluetooth, Wi-Fi and other frequencies to give consumers improvements in safety, in entertainment and in convenience.

We are a global company with tentacles already extended in the Asia Pacific region. Our current plant in Singapore and the new plant that we are planning to build in China will enable us to achieve our goal of being more intimate with our customers. We have also added OEM support in the Asia Pacific region to make it easier for the newly implanted multinational OEMs, CMs and EMSs as well as the local ones in Asia to obtain the product support that they need.

Our broad product line coupled with our excellent service should serve us well as the world continues to embrace the wireless revolution. Not only do we have high Tg FR-4 high-speed, low-loss digital substrates for the WLANs, handsets, power amplifiers, and other advanced wireless products, but we also have RF/Microwave substrates that are used for base station antennas and automotive telematics. In addition, we have bridged the gap between the digital and RF spectrums by offering hybrid products that satisfy the technological requirements at a lower cost than alternative products.

We firmly believe that we have the right team in place to address the needs of our customers and the OEMs, CMs and EMS companies as they adapt to the rapid changes in the industry. We plan to provide them the same support in the Asia Pacific region as we currently do in North America and Europe.

Fred E. Hickman III
Vice President of OEM Marketing and Technology


N4000-12

From left to right: Leena Gulia, Silvio Bertling, Fred Hickman and Eddie Mok

Global Manufacturing Capability

Park's global manufacturing capabilities place the Company's resources close to its customers and enable the Company to be very responsive to its customers and solve their problems quickly.



Newburgh, NY
Fullerton, CA
Waterbury, CT
Tempe, AZ
Lake Success, NY
(Parent Company Offices)
Mirebeau, FR
Lannemezan, FR
Singapore
Wuxi, China

About Park

Park Electrochemical Corp. is a leading designer and producer of electronic materials used to fabricate complex multilayer printed circuit boards and interconnection systems. Park specializes in advanced materials for high layer count circuit boards, high speed digital and radio frequency ("RF")/Microwave applications and high reliability military applications. Park also specializes in advanced composite materials for aerospace, military and industrial applications. Park operates through fully integrated business units in Asia, Europe and North America. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, New York, Arizona and California.

Park's multilayer printed circuit material products include copper-clad laminates and prepregs. Multilayer printed circuit boards and interconnection systems are used in virtually all advanced electronic equipment to direct, sequence and control electronic signals between semiconductor devices (such as microprocessors and memory and logic devices), passive components (such as resistors and capacitors) and connection devices (such as infrared couplings, fiber optic components and surface mount connectors). Digital broadband applications for Park's materials include high speed routers and switches, storage area networks, high end servers and supercomputers. These materials are also used in consumer products like wireless personal digital assistants ("PDAs"), cellular telephones, Bluetooth™ devices and wireless local area networks ("LANs"). Other applications include the automotive and military markets where there is a high demand for thermal performance and reliability. Typical applications for RF/Microwave products include antennas for cellular telephone base stations, military radar, avionics and automotive telematics (such as global positioning systems, satellite radios and adaptive cruise controls). Advanced composite prepreg materials are used for primary and secondary structures in aircraft, radomes and signature controlled structures, for thermal and ablative applications (such as rocket nozzles for tactical and launch vehicles) and for other industrial and commercial applications.

Park believes it founded the modern day printed circuit industry in 1957 with the invention of a composite consisting of an epoxy resin substrate reinforced with fiberglass cloth and laminated with sheets of thin copper foil. This epoxy-glass copper-clad laminate system is still used to construct the large majority of today's advanced printed circuit products. In 1962, Park believes it invented the first multilayer printed circuit material system used to construct multilayer printed circuit boards. Multilayer boards are still used today in the large majority of the world's advanced electronic equipment. Park also pioneered vacuum lamination and many other manufacturing technologies currently in use in the industry.

Today, we believe Park is one of the world's largest independent producers of multilayer printed circuit materials, with six fully integrated advanced circuit materials manufacturing locations around the world. Park was also the first global advanced circuit materials business with operations in Asia, Europe and North America.

Sales Per Employee *(in thousands)*



$200
150
100
50
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Park's Products...Park produces a broad line of advanced printed circuit materials products used to fabricate complex multilayer printed circuit boards and other high technology electronic interconnection systems, including multilayer backplanes, wireless packages, high-speed, low-loss multilayers, high density interconnects and semiconductor packages. Multilayer printed circuit boards are printed circuit boards with three or more layers (it could be over 50 layers in the case of a wide bandwidth high speed router, for example) of copper circuitry separated by insulating dielectric layers (sometimes called prepreg) and stacked on top of one another. These multiple layers of circuitry are normally connected to one another by vertical conductor holes or vias. Multilayer printed circuits are used for higher density interconnect or packaging applications where more signal paths are required in a smaller amount of space. Generally, multilayer boards are utilized in more sophisticated, higher technology electronic equipment. Park also produces polytetrafluoroethylene("PTFE")-based materials for a wide array of RF/Microwave applications where signal propagation speed and signal integrity are of extreme importance. Although the total number of circuit layers tends to be lower than in high speed digital applications, the material performance requirements are no less demanding. Typical RF/Microwave applications include direct satellite broadcasting, wireless communication infrastructure, global positioning and navigation systems, radio frequency identification systems, automated tolling systems and defense systems.

Park's diverse circuit materials product line is designed to address a wide array of end-use applications and performance requirements. Our circuit materials product line has been developed internally and through long-term development projects with certain select suppliers. Park focuses its R&D efforts toward developing industry leading product technology to meet the most demanding electronic equipment performance requirements. Our product line has been designed with an emphasis on higher performance, higher technology materials. Park performs product development at its dedicated R&D laboratory located in Tempe, Arizona.

Park's advanced circuit materials products include modified epoxies for high temperature and increased reliability applications, high-speed, low-loss materials for digital applications requiring increased signal integrity, bismaleimide triazine epoxies ("BT epoxy"), polyimides for applications that demand increased thermal performance, cyanate esters, and PTFE materials for RF/Microwave systems that operate at frequencies up to 77 GHz.

FiberCote Industries, Inc.



FiberCote
can rely on

Pictured in the photograph are several members of FiberCote Industries leadership team. From left to right: Steve Peake, John Korzinski, Steve Garrette and John Tauriello

FiberCote has continued to build momentum in supplying materials for use in aerospace and rocket motor applications. Our investment in new product development has stimulated new opportunities with many significant programs specifying FiberCote products for critical applications. Several of FiberCote's customers have become advocates of our materials and services, providing positive exposure for us at prime contractor facilities. Our focused approach on customers and key programs has rewarded us with growing revenues and profits!

FiberCote products are specified for composite programs currently moving into initial production phases. Patriot PAC-3 missile, Space X rocket, and the Direct TV aircraft modification programs have all selected FiberCote materials to meet their challenging demands. Key qualifications for a new business jet aircraft are nearly completed in addition to growing use of our FAA approved E765 epoxy products. We have also experienced increased demand for products including materials qualified by Sikorsky Helicopters for use on Blackhawk helicopters. Increased funding and repairs for military programs such as Apache Longbow and Dragonfly have also generated higher sales. Our product offering has expanded at the request of our customers. Niche high temperature matrix and low Dk/Df specialty materials produced by FiberCote have also been in increasing demand.

We continue to focus and invest on adding value to our customers. The future is bright for FiberCote, with a very solid business base and management team building long-term, lasting value for our customers and stakeholders.

Steve Garrette
President, FiberCote Industries, Inc.

Each day and every minute is a challenge! We completed a facility expansion and several significant equipment and process modification projects to upgrade our capability and streamline our production flow and logistics. Our new factory located at 6 Gul Crescent is adjacent to our main facility at 4 Gul Crescent. The new factory was completed in February allowing us to consolidate all of our existing Singapore operations into one area—almost under one roof! We are also installing a new treater in the new 6 Gul Crescent building to add additional treating capacity and to further enhance our productive capability throughout Asia. The new treater should be operational by the fourth quarter of the 2005 fiscal year.

Clearly the Asia Pacific region's role in world trade is expanding at a rapid rate—the People's Republic of China has become, and will continue to evolve into, the most dynamic information technology hardware market in the world. Although high technology laminate consumption for multilayer manufacturing is currently very small in comparison with the consumption of standard Tg FR-4 laminates, we believe that comparison will change as telecommunication infrastructures expand. As a result, we are putting the finishing touches on our recently announced plan to construct a new factory in Zhuhai, China, 50 miles west of Hong Kong. An action taken to help our customers throughout China succeed, this will provide a full array of advanced technology products and services to the market in China.

Going forward, Park/Nelco's Asia Pacific business strategy will not change compared to last year. We aim to continue to increase our high technology market share with existing key customers and grow new but substantial business with a carefully targeted group of emerging growth customers across the entire Asia Pacific region. Of special significance is our nearly balanced distribution of sales among the ASEAN countries, South China and Hong Kong, Central China, and Korea. Regional sales diversity has proven time and time again to be a stabilizing factor for our business in Singapore.

Lastly, but most importantly, these strategic investments represent confidence in our people and their ability to adapt quickly to change. Our people in Asia Pacific are the key ingredient to any future success—the cornerstone! We have accumulated many years of manufacturing knowledge and have steadily transformed it into processes and manufacturing systems that can lead us further down the road in our continuing quest to create an enduring enterprise.

Gary Watson
Managing Director
Nelco Products Pte. Ltd.
Nelco Technology (Zhuhai FTZ) Ltd.


PARK nelco

From left to right:
Front row: Freddy Lee, Timothy Lim, T.H. Quek, Eddie Mok, G.P. Teo, Henry Kong
Back row: Vivien Sim, Joseph Choy, Roland Erismann, Simon Tan, Gary Watson, Kelvin Loh, Andrew Chan



A new Park/Nelco facility opens in Singapore at No. 6 Gul Crescent! A new 35,000-square-foot factory, adjacent to our main facility at No. 4 Gul Crescent, consolidates all of our operations into one localized manufacturing area—almost under one roof! The combined facility will simplify day to day operations, improving both logistics and productivity. The new factory will also provide a home for a new treater which is currently under construction. The treater will be used to enhance our productive capability throughout Asia.

Market...According to the IPC-Association Connecting Electronics Industries, an international trade organization for the printed circuit and interconnect industry (the "IPC"), in 2003, the worldwide market for all printed circuit boards (excluding flexible printed circuit boards) was approximately $29.2 billion, which represents a 4% increase from the size of the market in 2002, and the worldwide market for multilayer and high performance FR-4 and non-epoxy printed circuit boards was approximately $14.5 billion, which represents a 6% decrease from the size of this market in 2002. The Company estimates that, in 2003, the worldwide market for multilayer and high performance FR-4 and non-epoxy printed circuit materials (that's Park's market) was approximately $1.6 billion compared to approximately $1.75 billion in 2002. We serve the multilayer materials market, which is the higher technology segment of the larger printed circuit materials market. In addition, we focus on high performance multilayer materials having advanced thermal, mechanical and electrical capabilities. These high performance materials are used in the highest technology interconnection applications for the most sophisticated electronic equipment. Although this high performance materials segment of our market did not experienced significant growth in 2003, our sales of high performance materials as a percentage of our total sales, and our market share for these materials, have increased each year for the past several years, including our 2004 fiscal year. Consequently, we intend to continue to focus on this special segment of our market.

Customers...Park's customers for its advanced electronic materials include leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and electronic original equipment manufacturers in the computer, networking, telecommunications, transportation, aerospace and instrumentation industries.

We seek to align ourselves with the more technologically advanced and better capitalized independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and electronic original equipment manufacturers which are industry leaders committed to maintaining and improving their leadership positions and to building long-term relationships with their suppliers. The growth in Park's electronic materials business, prior to fiscal year 2002, was attributable more to building relationships with key customers which are positioned for aggressive growth and market leadership, rather than to adding new customer accounts, although the Company believes that its market share for advanced printed circuit materials increased in both the 2002 and 2003 fiscal years as a result of adding new customer accounts.

Electronics Industry Trends and Opportunities...There are several industry trends, which we believe are working to the advantage of Park's business. These trends are:

- Increasing Demand for High Technology Electronic Equipment. The increasing demand around the globe in emerging and developed markets for electronic equipment, and particularly higher technology electronic equipment, benefits Park and other suppliers to the electronic equipment industry. Since Park's operations are global in scope, we are well positioned to benefit from the industry's growth in all regions of the world.

U.S. High Performance Materials
(percentage of U.S. electronic material sales)



100
80
60
40
20
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

- Rapid Improvement in Performance and Functionality of Electronic Equipment. Electronic equipment manufacturers are under constant pressure to introduce more advanced equipment in order to remain competitive and to satisfy the increasingly demanding computing and communicating needs of their customers. An example is the proliferation of electronics in motor vehicles, known as "telematics," such as global positioning systems, adaptive cruise controls, satellite radios and other devices using Bluetooth, Wi-Fi and other frequencies. In order for the equipment manufacturer to deliver higher levels of equipment performance and functionality, it must utilize high performance materials capable of operating in higher temperature environments and of supporting higher speed, higher frequency signals, which are required for high bandwidth applications. Park specializes in the design and production of high performance materials and has grown this sector of its business substantially in recent years.

- Higher Speed Systems. Trends toward increasing bandwidths continue to spread across the server, router and switch, storage area network, wireless, military and automotive markets. We believe that our array of high-speed, low-loss digital and RF/Microwave products are well suited for these higher speed applications.

In order for the equipment manufacturer to deliver increasingly advanced equipment, it also must incorporate high density circuitry and packaging technology into its equipment. This requires the use of high layer count circuit boards with very thin dielectric layers and very fine line circuitry geometries. Park specializes in producing high quality, very thin dielectric layers. According to IPC data, the average

Neltec, Inc.



Neltec Tempe, from left to right: Mark Carlson, Barry Weller, Brian Bennawy, George Pinzon, Kim Rand, Joan Couet, Jay Grover, Pat Crowley



Neltec SA, Back row, from left to right: Michel Capdevielle, Jean-Luc Soueix, Ase Dupont, Erik Marlat
Front row, from left to right: Jean-Francois LeRouzic, Florence Crevenat, Bob Nichols

Fiscal year 2004 proved to be a very interesting year for both Neltec operating sites. Our Neltec SA operation in Lannemezan, France experienced approximately 25% growth over FY03, and became a very positive contributor to the overall success of the Neltec business unit. We increased our market penetration in Asia for our PTFE and other RF product lines, and uncovered many new opportunities to further develop our business. We introduced our latest RF material, the N9000-13RF, which offers excellent electrical properties at competitive pricing. This new technology has created new opportunities in the areas of automotive electronics, cellular/PCS base station antennas, GPS and Bluetooth applications.

Our advanced products site in Tempe, Arizona also experienced significant growth in our high-speed, low-loss products, as well as our thermally resistant materials developed for the military and burn-in board market segments. We are in the process of transferring our leading high-speed, low-loss product N4000-13 to several other Park/Nelco manufacturing sites to improve our responsiveness to our customers and our ability to service this growing segment of the market on a global scale. Our emphasis at Neltec is to continue to launch new and emerging technologies from Park's R&D lab in Tempe and provide process and material solutions to ever changing technology and performance demands in the market place. We are dedicated to the continued growth of our advanced product offerings and will continue these efforts in every available market segment.

Jay Grover
President, Neltec, Inc. and Neltec SA

Neltec Europe SAS

Fiscal year 2004 was the year in which we began to refocus our business in Europe. The movement of standard FR-4 business to Asia continued, and the pressure on domestic selling prices in Europe intensified, as too much capacity chased too little business. Given this situation, the decision was made to move out of the low priced, high volume market and to focus on the production and sale of higher performance materials. The success of some of the products recently introduced into the European market and the potential for several new products that are to be released shortly, gives us the assurance that our future in Europe lies in a technology based, rather than a volume based, business. The implementation of the plan for the transformation of the European Business Unit only began in the final quarter of the fiscal year, but we have already made significant progress in the rationalisation of our product range and the markets that we serve. Work on the introduction of new products to be manufactured in Europe is ongoing, and we are very excited about the prospects and opportunities for the future that this new focus offers.

Clive Hepplestone
Vice President, European Business Unit

Jay Grover
President, Neltec Europe SAS



Back row, from left to right: Jean-François Lannurien, Manuel Gonzalez, George Wheadon, David McComb, Christian Mauvière, Elaine Serrier, Brian Bennawy
Front row, from left to right: Michel Sturm, Lionel Mistarz, Clive Hepplestone, Frederic Pain

thickness of the dielectric layers produced by Park is significantly less than the U.S. industry average. Park routinely produces advanced materials having .002" dielectrics with high yields. We believe our special focus toward very high quality, very thin materials is a distinguishing feature for us as the world moves to increasingly more advanced electronic equipment.

- Miniaturization and Portability of Advanced Electronic Equipment. Trends toward miniaturization and portability of increasingly advanced electronic equipment (including wireless communications equipment) have further driven the need for high performance materials suitable for high speed signals and for very thin materials and very fine line circuitry suitable for high density circuitry and packaging applications. As discussed above, Park specializes in the design and production of high performance materials and very high quality, very thin materials.

- Time-to-Market and Time-to-Volume Pressures. Park's customers are under increasing pressure to roll out new products more frequently and ramp them to volume (with good yields) more quickly. This intense market pressure has driven our customers to seek out and establish very close relationships with value-added materials suppliers who can and will work closely with them in the rollout and ramping to volume of new products. By working very closely with our customers, we are able to very quickly solve our customers' real product development, engineering and production problems. This fast and responsive problem solving capability has become critically important to our customers because of the intense time-to-market and time-to-volume pressures they now must live with.

- OEM Early Involvement. Park's customers are becoming increasingly dependent on the design activity of their OEM customers due to the rapid deployment of new products in the industry. Without early involvement among Park, the circuit board fabricator, the assembler and the OEM, it is difficult to provide new electronic materials technology that is compatible with the new product applications. For this reason, Park has continued to emphasize its existing OEM program with dedicated resources and is involved very early in several significant new OEM programs that require advanced material technologies. In this manner, Park's customers benefit from application successes and access to the right technology at the right time for the OEM program. The additional benefit to our R&D program is early input on the performance objectives of the key OEM programs and early qualification of our advanced materials.

- Consolidation of Park's Customers' Industry. There has been rapid consolidation of our customers' industry principally as the result of the accelerating pace of new technology and the deregionalization of the markets. The larger, more sophisticated and better capitalized independent circuitry fabricators and electronic manufacturing service companies have gained, and we believe will continue to gain, market share from the smaller circuit board fabricators who find it increasingly difficult to compete and have lost market share or have been absorbed or discontinued as organizations. Since we work principally with the larger, more sophisticated independent circuit fabricators and electronic manufacturing service companies who are gaining market share, we are benefiting from the market share gains and successes of our customers.

Nelco California



Top, from left to right: Marty Kendrick, Mark Jones, Ellary Stanford, Hilde Toledo, Melanie Kelly, Tim Slip
Bottom, from left to right: Todd Shuder, Jim Hartzell, Bob Kimmel, Fred Scheer, Candido Gonzalez

Fiscal year 2004 was a year of transition for Nelco Products. Customers from the Mid-West and East Coast were transitioned to our Nelco Products factory in Fullerton, California from our Nelco New York factory in Newburgh to maximize the factories' efficiencies while maintaining a high level of service to our customers. During this time, Nelco Products enhanced its capabilities on its automated equipment, which enabled us to respond more quickly to our customers' demands. During fiscal year 2004, Nelco Products also implemented an upgraded and advanced operating system enhancing our ability to interface electronically with our customers while streamlining our internal capabilities.

The fiscal year 2004 transitions deeply involved the entire Nelco Products team who met these challenges with tenacity and dedication.

We are poised and ready for all that fiscal year 2005 will bring.

Marty Kendrick
President
Nelco Products, Inc.

2004 Sales by Geography


North America
Asia
Europe

Electronic Materials Sales by End Market


Telecom/Datacom
Computer/Office
Aerospace
Instrumentation/Other
Transportation

Nelco New York



From left to right: Tom Warren, Al D'Auria, John Jongebloed, Karl Brenner, Mike Lamb

Since our industry suffered its most severe downturn three years ago, Nelco New York has been in a constant mode of restructuring, and fiscal year 2004 was no different. It was apparent that we needed to restructure our entire FR-4 business in North America so that our operations were more in tune to the changing needs and size of our industry. The result was a new business model for Nelco New York which is specifically designed to be lean, aggressive, flexible and extremely focused on safety, quality, quick turn capability and helping our customers succeed.

Within this new business model, we were able to assemble a team that is actually more like a family. Our people have a very close bond with one another and have worked in our industry for a very long time. The relationship and the level of experience that each member of our team has enables us to accomplish our goals very quickly and efficiently and in an extremely focused manner.

We have been successful in reaching new levels of quality, consistency and productivity, and our quick turn capability is second to none, as most of our revenue is generated by orders which are received, manufactured and shipped within eighteen hours or less. This has become a great value to our customers as the lead times in North America continue to get shorter and shorter.

I have always been very proud of our team and our people at Nelco New York, but I have never been prouder than I am now. Their willingness and ability to adapt to the requirements of our industry has been exemplary. Their dedication, effort and contribution have made our new business model for Nelco New York a success.

John Jongebloed
President
New England Laminates Co., Inc.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

General:

Park is a leading global designer and producer of advanced electronic materials used to fabricate complex multilayer printed circuit boards and other electronic interconnect systems. The Company's customers include leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and major electronic original equipment manufacturers in the computer, telecommunications, transportation, aerospace and instrumentation industries.

The severe correction and downturn that occurred in the global electronics industry early in the fiscal year ended March 3, 2002 and that dramatically affected the Company's financial performance during that fiscal year and during the fiscal year ended March 2, 2003, with declines in sales by the Company's North American, European and Asian operations, abated during the second half of the fiscal year ended February 29, 2004. And, in the second half of the 2004 fiscal year, the electronic materials market in Asia and the markets for the Company's higher technology products strengthened. Nevertheless, the Company's sales declined during the 2004 fiscal year, although not as steeply as in the prior fiscal year, with decreased sales of electronic materials in North America and Europe.

While the Company's FR-4 operations in North America and Europe continued to be weak during the 2004 fiscal year as almost all markets for sophisticated printed circuit materials continued to experience depressed conditions, the Company's gross profit in the 2004 fiscal year was significantly greater than its gross profit in the 2003 fiscal year as a result of the Company's reductions of its costs and expenses and higher percentages of sales of higher technology, higher margin products.

Although the Company's sales increased slightly in the six-month period ended February 29, 2004 compared with last fiscal year's comparable period principally as a result of increases in sales of the Company's advanced technology products, sales by the Company's operations in Asia and sales by the Company's FiberCote advanced composite materials business, the Company's sales for the 2004 fiscal year were lower than its sales for the 2003 fiscal year as a result of declines in sales by the Company's North American and European FR-4 operations.

The electronics industry began to improve slightly at the end of the 2004 fiscal year second quarter and continued to improve in the third and fourth quarters, and there exist some indications that the improvement will continue. However, it is not completely clear whether and to what degree the improvement is sustainable. The Company's advanced electronic materials business, its Asian business unit and its FiberCote advanced composite materials business performed reasonably well during the six-month and twelve-month periods ended February 29, 2004, while the Company's higher volume FR-4 business units in Europe and North America performed poorly.

During the 2004 fiscal year, the Company opened a facility at its advanced products business unit in Arizona that had been completed in its 2002 fiscal year and that is now being well utilized, completed the construction of its facility expansion in Singapore and proceeded with its final planning for the installation of a new manufacturing facility in China.

During the first half of the 2004 fiscal year, the Company realigned its North American FR-4 business operations located in New York and California. As part of the realignment, the New York operation was scaled down to a smaller focused operation and the California operation was scaled up to a larger volume operation, and there were significant workforce reductions at the Company's New York facility and significant workforce increases at the Company's California facility, with the end result being a net reduction in the Company's workforce in North America. A large portion of the New York facility was mothballed. The Company has the flexibility in the future to scale back up the Newburgh, New York facility if the opportunity to do so presents itself. The realignment was designed to help the Company achieve improved operating and cost efficiencies in its North American FR-4 business and to help the Company best service all of its North American customers.

As a result of the Company's realignment of its North American FR-4 business operations and related workforce reductions, the Company recorded pre-tax charges totaling $2.0 million in the Company's 2004 fiscal year first quarter, and the Company recorded additional pre-tax charges of $6.5 million in the 2004 fiscal year second quarter due to such realignment. The Company also recorded a pre-tax gain of $0.4 million in the 2004 fiscal year third quarter resulting from the sale of real estate previously used by its Nelco U.K. subsidiary, which ceased operations after its closure in the 2003 fiscal year third quarter. See Note 10 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the realignment and closure.

In February 2004, the Company discontinued its financial support of Dielektra GmbH, the Company's wholly owned subsidiary located in Cologne, Germany ("Dielektra"), which supplied electronic materials to European circuit board manufacturers. The Company discontinued its support of Dielektra because the market in Europe had eroded to the point where the Company believed it would not be possible, at any time in the foreseeable future, for the Dielektra business to be viable. Dielektra had required substantial financial support from the Company. The discontinuation of the Company's financial support resulted in the filing of an insolvency petition by Dielektra. The Company believes that the insolvency procedure in Germany will result in the eventual reorganization, sale or liquidation of Dielektra. The Company intends to continue to service the higher technology European digital and RF circuit board markets through its Nelco, SAS business located in Mirebeau, France, and its Neltec SA business located in Lannemezan, France.

In accordance with generally accepted accounting principles, the Company is treating Dielektra as a discontinued operation. Accordingly, the Company reclassified Dielektra's operating losses and charges and recorded a net loss from discontinued operations of $33.8 million in the 2004 fiscal year, comprised of $5.6 million of operating losses incurred by Dielektra, $6.2 million related to the closure of Dielektra's mass lamination operation and related workforce reductions in the 2004 fiscal year first quarter and $22.0 million for the write-off of assets of Dielektra and other costs, the Company recorded a net loss from discontinued operations in the 2003 fiscal year of $6.9 million, comprised of $5.7 million of operating losses incurred by Dielektra and $1.2 million for after-tax fixed asset impairment charges, and the Company recorded a net loss from discontinued operations in the 2002 fiscal year of $8.1 million, comprised of $5.2 million of operating losses incurred by Dielektra and $2.9 million related to the realignment of the operations of Dielektra. Furthermore, the Company's sales from its continuing operations did not include sales by Dielektra of $14.4 million for the 2004 fiscal year, $21.2 million for the 2003 fiscal year and $28.4 million for the 2002 fiscal year. See Note 9 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the discontinued operations.

During the 2003 fiscal year, the Company recorded pre-tax charges totaling $53.8 million related to the write-downs of fixed assets at its continuing operations in North America resulting from the realignment of its North American FR-4 business operations in New York and California, workforce reductions at a North American business unit, and the closure of its Nelco U.K. manufacturing facility. These charges were only slightly offset by the pre-tax gain of $3.2 million realized by the Company during the 2003 fiscal year second quarter in connection with the sale of its Dielectric Polymers, Inc. ("DPI") subsidiary for $5.0 million cash. See Notes 10, 11 and 12 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the asset write-downs, workforce reductions and closure and the sale of DPI.

The Company recorded a pre-tax charge of $4.7 million in its 2003 fiscal year third quarter for the cost of closing its Nelco U.K. manufacturing facility located in Skelmersdale, England in response to the almost complete collapse of the U.K. high technology circuit board industry. For many years, Nelco U.K. was one of the most vital parts of the Company's global high technology circuit materials business, but the U.K. high technology circuit board industry had been devastated, and the closure of the Nelco U.K. facility was unavoidable, as there was not enough business available in the entire U.K. market to justify the Company's having an operation in the U.K. The Company is supplying its few remaining customers in the U.K. with product produced at its Nelco facility located in Mirebeau, France and will continue to provide these U.K. customers with local account management, technical service and materials and inventory support. In addition, the Company recorded a pre-tax charge of $0.1 million during the 2003 fiscal year third quarter for severance payments for workforce reductions at a North American business unit. See Note 10 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the closure and severance payments.

During the fourth quarter of the 2003 fiscal year, the Company reassessed the recoverability of the fixed assets of those operations based on cash flow projections and determined that such fixed assets were impaired, and the Company recorded pre-tax impairment charges of $49.0 million in the Company's 2003 fiscal year fourth quarter to reduce the book values of such fixed assets to their estimated fair values. See Note 11 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the asset impairment charges.

During the Company's 1998 fiscal year and for several years prior thereto, more than 10% of the Company's total worldwide sales were to Delco Electronics Corporation, a subsidiary of General Motors Corp. ("Delco"), and the Company's wholly owned subsidiary, Nelco Technology, Inc. ("NTI") located in Tempe, Arizona, had been Delco's principal supplier of semi-finished multilayer printed circuit board materials, commonly known as mass lamination, which were used by Delco to produce finished multilayer printed circuit boards. However, in March 1998, the Company was informed by Delco that Delco planned to close its printed circuit board fabrication plant and exit the printed circuit board manufacturing business. As a result, the Company's sales to Delco declined during the three-month period ended May 31, 1998, were negligible during the remainder of the 1999 fiscal year and have been nil since that time.

In May 1998, the Company and NTI filed a complaint against Delco and the Delphi Automotive Systems unit of General Motors Corp. in the United States District Court for the District of Arizona. The complaint alleged, among other things, that Delco breached its contract to purchase semi-finished multilayer printed circuit boards from NTI and that Delphi interfered with NTI's contract with Delco, that Delco breached the covenant of good faith and fair dealing implied in the contract, that Delco engaged in negligent misrepresentation and that Delco fraudulently induced NTI to enter into the contract. In November 2000, a jury awarded damages to NTI in the amount of $32.3 million, and in December 2000 the judge in the United States District Court for the District of Arizona entered judgment for NTI on its claim of breach of the implied covenant of good faith and fair dealing with damages in the amount of $32.3 million. Both parties appealed the decision to the United States Court of Appeals for the Ninth Circuit in San Francisco; and in May 2003, a panel of three judges in the Court of Appeals for the Ninth Circuit rendered a unanimous decision affirming the jury verdict. In June 2003, the United States District Court for the District of Arizona entered final judgment in favor of NTI; and, on July 1, 2003, NTI received a net amount of $33.1 million in payment of such judgment. The Company recorded a non-recurring, pre-tax gain of $33.1 million in the 2004 fiscal year second quarter related to such payment. See Notes 13 and 19 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the sale of NTI and the gain on the lawsuit against Delco.

The Company is not engaged in any related party transactions involving relationships or transactions with persons or entities that derive benefits from their non-independent relationship with the Company or the Company's related parties, or in any transactions with parties with whom the Company or its related parties have a relationship that enables the parties to negotiate terms of material transactions that may or would not be available from other, more clearly independent parties on an arm's-length basis, or in any trading activities involving non-exchange traded commodity or other contracts that are accounted for at fair value or otherwise or in any energy trading or risk management activities, other than certain limited foreign currency contracts intended to hedge the Company's contractual commitments to pay certain obligations or to realize certain receipts in foreign currencies and certain limited energy purchase contracts intended to protect the Company from increased utilities costs.

The Company believes that an evaluation of its ongoing operations would be difficult if the disclosure of its financial results were limited to generally accepted accounting principles ("GAAP") financial measures. Accordingly, in addition to disclosing its financial results determined in accordance with GAAP, the Company discloses non-GAAP operating results that exclude certain items in order to assist its shareholders and other readers in assessing the Company's operating performance. Such non-GAAP financial measures are provided to supplement the results provided in accordance with GAAP.

Fiscal Year 2004 Compared with Fiscal Year 2003:

The Company's FR-4 operations in North America and Europe continued to be weak during the fiscal year ended February 29, 2004 as the North American, European and, to a lesser extent, Asian markets for sophisticated printed circuit materials continued to experience depressed conditions.

Nevertheless, the Company's continuing operations generated a profit during the 2004 fiscal year as a result of a significant improvement in its gross profit.

The Company's gross profit in the 2004 fiscal year was substantially higher than the gross profit in the prior fiscal year and improved significantly in the six months ended February 29, 2004 as a result of the Company's reductions of its costs and expenses and higher percentages of sales by the Company of its higher margin, advanced technology products. These improvements in gross profits occurred despite slightly lower levels of sales of electronic materials in the 2004 fiscal year and only slightly increased sales in the third and fourth quarters, operating inefficiencies resulting from operating certain facilities at levels far below their designed manufacturing capacities and from the Company's realignment of its North American FR-4 business operations, and competitive pressures.

The Company's financial results of operations were substantially enhanced by the pre-tax gain of $33.1 million that the Company recorded in the 2004 fiscal year second quarter related to the payment by Delco Electronics Corporation of the judgment against Delco in favor of the Company's subsidiary, Nelco Technology, Inc., in its lawsuit against Delco, which more than offset the pre-tax charges of $8.5 million that the Company recorded in the 2004 fiscal year related to the Company's realignment of its North American FR-4 business operations in the first and second quarters.

In the 2004 fiscal year, the Company classified Dielektra's operating losses and charges and accordingly recorded a net loss from discontinued operations of $33.8 million as a result of the Company's discontinuation of its financial support of Dielektra in February 2004, the ensuing insolvency of Dielektra, and the Company's treatment of Dielektra as a discontinued operation. The net loss from discontinued operations was comprised of $5.6 million of operating losses incurred by Dielektra, $6.2 million related to the closure of Dielektra's mass lamination operation and related workforce reductions in the 2004 fiscal year first quarter and $22.0 million for the write-off of assets of Dielektra and other costs. In the 2003 fiscal year, the Company recorded a net loss from discontinued operations of $6.9 million, comprised of $5.7 million of operating losses incurred by Dielektra and $1.2 million for after-tax fixed asset impairment charges. In addition, the Company's sales from its continuing operations excluded sales by Dielektra of $14.4 million for the portion of the 2004 fiscal year during which the Company was supporting Dielektra and $21.2 million for the 2003 fiscal year.

Operating results of the Company's advanced composite materials business also improved significantly during the 2004 fiscal year primarily as a result of increased sales and higher percentages of sales of higher margin products.

Results of Operations

Net sales from continuing operations for the fiscal year ended February 29, 2004 declined less than 1% to $194.2 million from $195.6 million for the fiscal year ended March 2, 2003. The decrease in net sales from continuing operations was principally the result of lower unit volumes of materials shipped by the Company's FR-4 operations in North America and Europe, almost entirely offset by higher unit volumes of materials shipped by the Company's operations in Asia.

The Company's sales from continuing operations did not include sales by Dielektra of $14.4 million for the 2004 fiscal year and $21.2 million for the 2003 fiscal year.

The Company's foreign operations accounted for $88.2 million of sales, or 45% of the Company's total sales worldwide from continuing operations, during the 2004 fiscal year, compared with $77.7 million of sales, or 40% of total sales worldwide from continuing operations, during the 2003 fiscal year and 34% of total sales worldwide from continuing operating during the 2002 fiscal year. Sales by the Company's foreign operations during the 2004 fiscal year increased from the 2003 fiscal year due to increases in sales in Asia and France while sales by the Company's operations in England were nil during the 2004 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide continuing operations improved to 16.8% during the 2004 fiscal year compared with 13.6% during the 2003 fiscal year. The improvement in the gross profit margin was attributable to higher percentages of sales of higher margin, advanced technology products, as high performance materials accounted for 89% of worldwide sales from continuing operations for the 2004 fiscal year compared with 84% for the prior fiscal year, and reductions in the Company's costs from the 2003 fiscal year, which were only partially offset by lower sales volumes and inefficiencies caused by operating certain facilities at levels below their designed manufacturing capacities.

The Company's cost of sales decreased in the 2004 fiscal year compared to the prior fiscal year due to personnel reductions and cost savings resulting from the Company's realignment of its North American FR-4 business, other cost reduction measures implemented by the Company, including workforce reductions and the reduction of overtime, and lower production volumes during the first and second quarters of the 2004 fiscal year. In addition, the Company continued to implement an annual salary freeze for significant numbers of salaried employees, especially senior management employees, and paid no performance bonuses or significantly reduced bonuses and other incentives.

Selling, general and administrative expenses increased slightly during the 2004 fiscal year compared with the 2003 fiscal year, and these expenses, measured as a percentage of sales, were 14.4% during the 2004 fiscal year compared with 13.9% during the 2003 fiscal year. The slight increase in selling, general and administrative expenses in the 2004 fiscal year was a result of increased shipping costs incurred by the Company to meet its customers' customized manufacturing and quick turnaround requirements.

The Company recorded a pre-tax gain of $0.4 million in the 2004 fiscal year third quarter resulting from the sale of real estate in Skelmersdale, England previously used by its Nelco U.K. subsidiary, which ceased operations after its closure in the 2003 fiscal year third quarter, and a pre-tax gain of $33.1 million during the 2004 fiscal year second quarter related to the payment by Delco Electronics Corporation of the judgment against Delco in favor of the Company's subsidiary, Nelco Technology, Inc., in its lawsuit against Delco. The Company also recorded pre-tax charges totaling $8.5 million in the 2004 fiscal year first and second quarters in connection with the realignment of its North American FR-4 business operations and related workforce reductions. The net pre-tax gain for all these items for the 2004 fiscal year was $25.0 million, and the net after-tax gain for the fiscal year was $22.9 million.

In the 2003 fiscal year fourth quarter, the Company recorded pre-tax, fixed asset impairment charges of $49.0 million related to the write-downs of fixed assets at continuing operations in North America, which the Company announced in its 2004 fiscal year first quarter. The after-tax impact of these fixed asset impairments was $44.6 million. In addition, the Company recorded pre-tax charges totaling $4.8 million in the 2003 fiscal year third quarter related to the closure of its Nelco U.K. manufacturing facility and severance costs at a North American business unit and a pre-tax gain of $3.2 million in the 2003 fiscal year second quarter in connection with the sale of DPI on June 27, 2002 for $5.0 million in cash. The net pre-tax charge for all these items for the 2003 fiscal year was $50.7 million, and the net after-tax charge for the fiscal year was $47.5 million.

For the reasons set forth above, earnings from continuing operations were $29.8 million for the 2004 fiscal year, including the pre-tax gains described above resulting from the sale of real estate in England and the payment by Delco Electronics Corporation of the judgment against it in favor of the Company's subsidiary, Nelco Technology, Inc., in Nelco's lawsuit against Delco and the pre-tax charges described above related to the realignment of the Company's North American FR-4 business operations and related workforce reductions. This compares with a loss from continuing operations of $51.2 million for the 2003 fiscal year, including the pre-tax charges described above related to the write-downs of fixed assets at continuing operations in North America, the closure of the Nelco U.K. manufacturing facility and severance costs at a North American business unit and the pre-tax gain described above related to the sale of DPI. Excluding the pre-tax gains and the pre-tax charges described above, the Company reported income from continuing operations of $4.7 million for the 2004 fiscal year, compared with a loss of $0.5 million for the 2003 fiscal year.

Interest and other income, net, principally investment income, declined 9% to $3.0 million for the 2004 fiscal year from $3.3 million for the 2003 fiscal year. The decrease in investment income was attributable to lower prevailing interest rates during the 2004 fiscal year. The Company's investments were primarily short-term taxable instruments. The Company incurred no interest expense during the 2004, 2003 or 2002 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 8.7% for the 2004 fiscal year compared to an income tax benefit of 8.4% for the 2003 fiscal year. The Company's effective income tax rate for continuing operations, excluding the pre-tax gains and the pre-tax charges described above, for the 2004 fiscal year was 8.6% compared with an income tax benefit of 30% for the 2003 fiscal year.

The Company's net earnings from continuing operations for the 2004 fiscal year were $29.9 million, including the gains described above resulting from the sale of real estate in England and the payment by Delco Electronics Corporation of the judgment in favor of the Company's subsidiary, Nelco Technology, Inc., and the charges described above related to the realignment of the Company's North American FR-4 business operations and related workforce reductions. This compares with a net loss of $43.9 million for the 2003 fiscal year, including the charges of $47.5 million described above related to the write-downs of fixed assets at continuing operations in North America, the closure of the Nelco U.K. manufacturing facility and severance costs at a North American business unit and the gain described above related to the sale of DPI. Excluding the gains and the charges described above, the Company reported net earnings from continuing operations of $7.0 million for the 2004 fiscal year, compared with net earnings from continuing operations of $3.6 million for the 2003 fiscal year.

For the reasons set forth above, the Company reported a net loss of $3.9 million for the 2004 fiscal year, including the gains and charges described above, and a net loss of $50.8 million for the 2003 fiscal year, including the gain and charges described above.

Basic and diluted earnings per share from continuing operations, including the gains and charges described above, were $1.51 and $1.50 per share, respectively, for the 2004 fiscal year compared to basic and diluted losses per share of $2.23, including the gain and charges described above, for the 2003 fiscal year. Excluding such gains and charges, the basic and diluted earnings per share were $0.36 and $0.35, respectively, for the 2004 fiscal year compared to basic and diluted earnings per share of $0.18 for the 2003 fiscal year.

The basic loss per share and the diluted loss per share were $0.20 and $0.19, respectively, for the 2004 fiscal year, including losses from the discontinued Dielektra operations of $1.71 and $1.69 per share, respectively, and the pre-tax gains and charges described above. This compares to basic and diluted losses per share of $2.58 for the 2003 fiscal year, including the basic and diluted loss from the discontinued Dielektra operations of $0.35 per share and the pre-tax gains and charges described above.

Fiscal Year 2003 Compared with Fiscal Year 2002:

The Company's continuing operations continued to be weak during the fiscal year ended March 2, 2003 as the North American, European and, to a lesser extent, Asian markets for sophisticated printed circuit materials continued to experience severely depressed conditions during the 2003 fiscal year.

Nevertheless, the Company's gross profit in the fiscal year ended March 2, 2003 was significantly more than the gross profit in the fiscal year ended March 3, 2002 as a result of the Company's reductions of its costs and expenses and higher percentages of sales of higher technology, higher margin products.

In addition to its depressed financial results of operations, the Company recorded pre-tax, fixed asset impairment charges of $49.0 million in the 2003 fiscal year fourth quarter related to the write-downs of fixed assets at its continuing operations in North America. The Company also recorded pre-tax charges of $4.8 million in the 2003 fiscal year third quarter in connection with the closure of its Nelco U.K. manufacturing facility in Skelmersdale, England and severance costs at a North American business unit and realized a pre-tax gain of $3.2 million in the 2003 fiscal year second quarter in connection with the sale of its DPI subsidiary.

In the 2002 fiscal year, the Company recorded pre-tax charges totaling $16.5 million related to the sale of the assets and business of NTI, the Company's wholly owned subsidiary that manufactured semi-finished printed circuit boards, commonly known as mass lamination, in Tempe, Arizona, the closure of a related support facility in Arizona and severance payments for workforce reductions at the Company's continuing operations.

As a result of the Company's discontinuation of its financial support of Dielektra in February 2004, the ensuing insolvency of Dielektra and the Company's treatment of Dielektra as a discontinued operation, the Company reclassified Dielektra's operating losses and charges and accordingly recorded a net loss from discontinued operations of $6.9 million in the 2003 fiscal year, comprised of $5.7 million of operating losses incurred by Dielektra and $1.2 million for after-tax fixed asset impairment charges, and the Company recorded a net loss from discontinued operations in the 2002 fiscal year of $8.1 million, comprised of $5.2 million of operating losses incurred by Dielektra and $2.9 million related to the realignment of the operations of Dielektra. In addition, the Company's sales from its continuing operations do not include sales by Dielektra of $21.2 million for the 2003 fiscal year and $28.4 million for the 2002 fiscal year.

The continuing low levels of sales of electronic materials were largely responsible for the Company's results of continuing operations for the fiscal year ended March 2, 2003. The North American and European markets for sophisticated printed circuits continued to be severely depressed during the 2003 fiscal year, and the Company's electronic materials operations located in those regions suffered as a result, although the Company believes it gained market share with certain of its electronic materials customers.

The Company's results of continuing operations and gross profit improved in the 2003 fiscal year compared to the 2002 fiscal year principally as a result of the electronic material business' reductions in costs and expenses despite the decrease in sales and the concomitant operation of the Company's facilities at levels far below their designed manufacturing capacities.

Operating results of the Company's advanced composite materials business also improved during the 2003 fiscal year primarily as a result of higher percentages of sales of higher margin products.

Results of Operations

Net sales from continuing operations for the fiscal year ended March 2, 2003 declined 3% to $195.6 million from $201.7 million for the fiscal year ended March 3, 2002. The decrease in net sales was principally the result of lower unit volumes of materials shipped by the Company's operations in North America, partially offset by higher unit volumes of materials shipped by the Company's operations in Asia and Europe. The comparative decrease in net sales was also influenced by the fact that the Company's net sales in the fiscal year ended March 3, 2002 benefited from significantly higher sales in March 2001 than in any subsequent month, as the downturn in the global electronics industry and in the Company's sales occurred in the 2002 fiscal year first quarter.

The Company's sales from continuing operations do not include sales by Dielektra of $21.2 million for the 2003 fiscal year and $28.4 million for the 2002 fiscal year.

The Company's foreign operations accounted for $77.7 million of sales, or 40% of the Company's total sales worldwide from continuing operations, during the 2003 fiscal year, compared with $69.2 million of sales, or 34% of total sales worldwide from continuing operations, during the 2002 fiscal year and 33% of total sales worldwide from continuing operations during the 2001 fiscal year. Sales by the Company's foreign operations during the 2003 fiscal year increased slightly from the 2002 fiscal year due to increases in sales in Asia while sales by the Company's operations in England declined during the 2003 fiscal year compared with the prior fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide continuing operations improved to 13.6% during the 2003 fiscal year compared with 8.3% during the 2002 fiscal year. The improvement in the gross margin was attributable to the significant declines in costs and expenses from the 2002 fiscal year, production efficiencies resulting from enhanced manufacturing automation, and increases in market share with certain key electronic materials customers, which were only partially offset by lower sales volumes and inefficiencies caused by operating certain facilities at levels below their designed manufacturing capacities. Gross profit was also positively impacted by higher percentages of sales of higher technology, higher margin products, as high performance materials accounted for 84% of worldwide sales from continuing operations for the 2003 fiscal year compared with 78% for the prior fiscal year. The Company's cost of sales decreased significantly as a result of lower production volumes and cost reduction measures implemented by the Company, including significant workforce reductions and the reduction of overtime, and the Company continued to implement an annual salary freeze for significant numbers of salaried employees, especially senior management employees, and paid no performance bonuses or significantly reduced bonuses and other incentives.

Selling, general and administrative expenses declined by $6.5 million, or by 19%, during the 2003 fiscal year compared with the 2002 fiscal year, and these expenses, measured as a percentage of sales, were 13.9% during the 2003 fiscal year compared with 16.7% during the 2002 fiscal year. The decrease in selling, general and administrative expenses as a percentage of sales in the 2003 fiscal year was due to the sale of DPI, the closure of the Company's U.K. manufacturing facility in Skelmersdale, England and expense reduction measures implemented by the Company during the 2003 fiscal year.

In the 2003 fiscal year fourth quarter, the Company recorded pre-tax, fixed asset impairment charges of $49.0 million related to the write-downs of fixed assets at continuing operations in North America. The after-tax impact of these fixed asset impairments was $44.6 million. In addition, the Company recorded pre-tax charges totaling $4.8 million in the 2003 fiscal year third quarter related to the closure of its Nelco U.K. manufacturing facility and severance costs at a North American business unit and a pre-tax gain of $3.2 million in the 2003 fiscal year second quarter in connection with the sale of DPI on June 27, 2002 for $5.0 million in cash. The net pre-tax charge for all these items for the 2003 fiscal year was $50.7 million, and the net after-tax charge for the fiscal year was $47.5 million.

For the reasons set forth above, the loss from continuing operations was $51.2 million for the 2003 fiscal year, including the pre-tax charges described above related to the write-downs of fixed assets at continuing operations in North America, the closure of the Nelco U.K. manufacturing facility and severance costs at a North American business unit and the pre-tax gain described above related to the sale of DPI, compared with a loss from continuing operations of $33.5 million for the 2002 fiscal year, including the pre-tax charges described above related to a workforce reduction a business unit, the sale of NTI, the closure of a related support facility and severance for the layoff of employees at the Company's continuing operations. The loss from continuing operations for the 2003 fiscal year, before the pre-tax items described above, was $0.5 million, compared with a loss from continuing operations of $17.0 million before the pre-tax charges described above for the 2002 fiscal year.

Interest and other income, net, principally investment income, declined 39% to $3.3 million for the 2003 fiscal year from $5.4 million for the 2002 fiscal year. The decrease in investment income was attributable to lower prevailing interest rates during the 2003 fiscal year. The Company's investments were primarily short-term taxable instruments. The Company incurred no interest expense during the 2003 or 2002 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was a benefit of 8.4% for the 2003 fiscal year compared to a benefit of 38.1% for the 2002 fiscal year. This decrease in the effective tax rate benefit was the result of a valuation allowance on the tax benefit from losses sustained in the 2003 fiscal year that will be carried forward to future years for tax purposes. The valuation allowance eliminated the current recognition of the tax benefit from the tax loss carry-forward due to the uncertainty of the use of such benefit.

The loss from continuing operations for the 2003 fiscal year, including the after-tax charges of $47.5 million described above related to the write-downs of fixed assets at continuing operations in North America, the closure of the Nelco U.K. manufacturing facility and severance costs at a North American business unit, was $43.9 million, compared to a loss from continuing operations of $17.4 million for the 2002 fiscal year, including the pre-tax charges described above related to a workforce reduction at a business unit, the sale of NTI, the closure of a related support facility and severance for the layoff of employees at the Company's continuing operations.

Basic and diluted losses per share for the 2003 fiscal year were $2.58, including losses from the discontinued Dielektra operations of $0.35 and the pre-tax charges and gain described above, compared to losses per share of $1.31, including losses from the discontinued Dielektra operations of $0.42 and the pre-tax charges described above, for the 2002 fiscal year. Basic and diluted losses per share from continuing operations for the 2003 fiscal year, including the pre-tax charges and gain described above, were $2.23 compared to basic and diluted losses per share from continuing operations for the 2002 fiscal year, including the pre-tax charges described above, of $0.89, and basic and diluted losses per share, excluding the pre-tax charges and gain described above, were $0.18 for the 2003 fiscal year, compared to losses of $0.35 for the 2002 fiscal year, excluding the pre-tax charges described above.

Liquidity and Capital Resources:

At February 29, 2004, the Company's cash and temporary investments were $189.2 million compared with $162.9 million at March 2, 2003, the end of the Company's 2003 fiscal year. The increase in the Company's cash and investment position at February 29, 2004 was attributable to cash received from Delco Electronics Corporation in payment of the judgment in favor of the Company's subsidiary, Nelco Technology, Inc., in its lawsuit against Delco, partially offset by purchases of property, plant and equipment and the payment of dividends. The Company's working capital (which includes cash and temporary investments) was $197.5 million at February 29, 2004 compared with $170.3 million at March 2, 2003. The increase in working capital at February 29, 2004 compared with March 2, 2003 was due principally to higher cash and cash equivalents and higher accounts receivable, offset in part by lower inventories and other current assets and higher accrued liabilities. The increase in accounts receivable at February 29, 2004 compared with March 2, 2003 was a result principally of higher sales in the fiscal year 2004 fourth quarter than in the fiscal year 2003 fourth quarter. The Company's current ratio (the ratio of current assets to current liabilities) was 5.6 to 1 at February 29, 2004 compared with 5.2 to 1 at March 2, 2003.

During the 2004 fiscal year, $32.3 million of cash provided by the Company's operating activities included $6.9 million paid as severance in connection with workforce reductions and $33.1 million that the Company received on July 1, 2003 from Delco Electronics Corporation in settlement of the lawsuit by the Company's subsidiary, Nelco Technology, Inc., against Delco. See Notes 13 and 19 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the lawsuit. Net expenditures for property, plant and equipment were $2.4 million, $6.4 million and $22.8 million in the 2004, 2003 and 2002 fiscal years, respectively.

The Company sold its DPI subsidiary on June 27, 2002 for $5.0 million in cash and recorded a pre-tax gain of $3.2 million in the 2003 fiscal year second quarter in connection with the sale.

At February 29, 2004 and March 2, 2003, the Company had no long-term debt.

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes. Such resources would also be available for purchases of the Company's common stock, appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of the operating lease commitments described in Note 15 of the Notes to Consolidated Financial Statements included elsewhere in this Report. The Company has no long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than two standby letters of credit in the total amount of $2.7 million to secure the Company's obligations under its workers' compensation insurance program.

As of February 29, 2004, the Company's significant contractual obligations, including payments due by fiscal year, were as follows:

Contractual Obligations *(Amounts in thousands)*	Total	2005	2006–2007	2008–2009	2010 and thereafter
Operating lease obligations	$10,033	$2,097	$2,252	$1,530	$4,154
Purchase obligations	183	183	–	–	–
Total	$10,216	$2,280	$2,252	$1,530	$4,154

Off-Balance Sheet Arrangements:

The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

Environmental Matters:

The Company is subject to various federal, state and local government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

In the 2004, 2003 and 2002 fiscal years, the Company charged approximately $0.0 million, $0.1 million and $0.2 million, respectively, against pre-tax income for remedial response and voluntary cleanup costs (including legal fees). While annual expenditures have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At February 29, 2004, the recorded liability in liabilities from discontinued operations for environmental matters related to Dielektra was $2.1 million and the recorded liability in accrued liabilities for environmental matters was $2.4 million compared with a total record liability in accrued liabilities for environmental matters of $4.2 million at March 2, 2003.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. See Note 15 of the Notes to Consolidated Financial Statements included in this Report for a discussion of the Company's commitments and contingencies, including those related to environmental matters.

Critical Accounting Policies and Estimates:

In response to financial reporting release FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," issued by the Securities and Exchange Commission in December 2001, the following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, bad debts, inventories, valuation of long-lived assets, income taxes, restructuring, pensions and other employee benefit programs, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company is focused on manufacturing the highest quality electronic materials and other products possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. However, if the quality of the Company's products declined, the Company may incur higher sales allowances.

Bad Debt

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

Valuation of Long-lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

Carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Restructuring
During the fiscal years ended February 29, 2004 and March 2, 2003, the Company recorded significant charges in connection with the realignment of its North American FR-4 business operations, the closures of the mass lamination operation of Dielektra GmbH in Germany and the Company's manufacturing facility in England and employee severance costs; and during the fiscal year ended March 3, 2002, the Company recorded significant charges in connection with the restructuring relating to the sale of Nelco Technology, Inc., the closure of a related support facility and the realignment of Dielektra, GmbH. These charges include estimates pertaining to employee separation costs and the settlements of contractual obligations resulting from the Company's actions. Although the Company does not anticipate significant changes, the actual costs incurred by the Company may differ from these estimates.

Contingencies and Litigation
The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Pension and Other Employee Benefit Programs
Dielektra has significant pension costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and wage inflation rates. The Company is required to consider current market conditions, including changes in interest rates and wage costs, in selecting these assumptions. Changes in the related pension costs may occur in the future in addition to changes resulting from fluctuations in the Company's related headcount due to changes in the assumptions.

The Company's obligations for workers' compensation claims and employee health care benefits are effectively self-insured. The Company uses an insurance company administrator to process all such claims and benefits. The Company accrues its workers' compensation liability based upon the claim reserves established by the third-party administrator and historical experience. The Company's employee health insurance benefit liability is based on its historical claims experience.

The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, most of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each quarterly reporting period.

Factors That May Affect Future Results:
The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements that are subject to various factors which could cause actual results to differ materially from Park's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Accordingly, the Company hereby identifies the following important factors which could cause the Company's actual results to differ materially from any such results which might be projected, forecast, estimated or budgeted by the Company in forward-looking statements.

• The Company's customer base is concentrated, in part, because the Company's business strategy has been to develop long-term relationships with a select group of customers. During the Company's fiscal year ended February 29, 2004, the Company's ten largest customers accounted for approximately 71% of net sales. The Company expects that sales to a relatively small number of customers will continue to account for a significant portion of its net sales for the foreseeable future. A loss of one or more of such key customers could affect the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Report for discussions of the loss of a key customer early in the 1999 fiscal year.

Management's Discussion and Analysis
of Financial Condition and Results of Operations *(continued)*

• The Company's business is dependent on certain aspects of the electronics industry, which is a cyclical industry and which has experienced recurring downturns. The downturns, such as occurred in the first quarter of the Company's fiscal year ended March 2, 1997 and in the first quarter of the Company's fiscal year ended March 3, 2002, and which continues to a lesser extent at the present time, can be unexpected and have often reduced demand for, and prices of, electronic materials.

• The Company's operating results are affected by a number of factors, including various factors beyond the Company's control. Such factors include economic conditions in the electronics industry, the timing of customer orders, product prices, process yields, the mix of products sold and maintenance-related shutdowns of facilities. Operating results also can be influenced by development and introduction of new products and the costs associated with the start-up of new facilities.

• The Company's production processes require the use of substantial amounts of gas and electricity, the cost and available supply of which are beyond the control of the Company. Changes in the cost or availability of gas or electricity could materially increase the Company's cost of operations.

• Rapid technological advances in semiconductors and electronic equipment have placed rigorous demands on the electronic materials manufactured by the Company and used in printed circuit board production. The Company's operating results will be affected by the Company's ability to maintain and increase its technological and manufacturing capability and expertise in this rapidly changing industry.

• The electronic materials industry is intensely competitive and the Company competes worldwide in the market for materials used in the production of complex multilayer printed circuit boards. The Company's principal competitors are substantially larger and have greater financial resources than the Company, and the Company's operating results will be affected by its ability to maintain its competitive position in the industry.

• There are a limited number of qualified suppliers of the principal materials used by the Company in its manufacture of electronic materials products. Substitutes for these products are not readily available, and in the past there have been shortages in the market for certain of these materials.

• The Company typically does not obtain long-term purchase orders or commitments. Instead, it relies primarily on continual communication with its customers to anticipate the future volume of purchase orders. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, can cause a customer to reduce or delay orders previously anticipated by the Company.

• The Company, from time to time, is engaged in the expansion of certain of its manufacturing facilities for electronic materials. The anticipated costs of such expansions cannot be determined with precision and may vary materially from those budgeted. In addition, such expansions will increase the Company's fixed costs. The Company's future profitability depends upon its ability to utilize its manufacturing capacity in an effective manner.

• The Company's business is capital intensive and, in addition, the introduction of new technologies could substantially increase the Company's capital expenditures. In order to remain competitive the Company must continue to make significant investments in capital equipment and expansion of operations.

• The Company may acquire businesses, product lines or technologies that expand or complement those of the Company. The integration and management of an acquired company or business may strain the Company's management resources and technical, financial and operating systems. In addition, implementation of acquisitions can result in large one-time charges and costs. A given acquisition, if consummated, may materially affect the Company's business, financial condition and results of operations.

• The Company's international operations are subject to various risks, including unexpected changes in regulatory requirements, exchange rates, tariffs and other barriers, political and economic instability, potentially adverse tax consequences, any impact on economic and financial conditions around the world resulting from geopolitical conflicts or acts of terrorism and the impact that severe acute respiratory syndrome ("SARS") may have on the Company's business and the economies of the countries in which the Company operates.

• A portion of the sales and costs of the Company's international operations are denominated in currencies other than the U.S. dollar and may be affected by fluctuations in currency exchange rates.

• The Company's success is dependent upon its relationship with key management and technical personnel.

• The Company's future success depends in part upon its intellectual property which the Company seeks to protect through a combination of contract provisions, trade secret protections, copyrights and patents.

• The Company's production processes require the use, storage, treatment and disposal of certain materials which are considered hazardous under applicable environmental laws and the Company is subject to a variety of regulatory requirements relating to the handling of such materials and the release of emissions and effluents into the environment. Other possible developments, such as the enactment or adoption of additional environmental laws, could result in substantial costs to the Company.

• The market price of the Company's securities can be subject to fluctuations in response to quarter to quarter variations in operating results, changes in analysts' earnings estimates, market conditions in the electronic materials industry, as well as general economic conditions and other factors external to the Company.

• The Company's results could be affected by changes in the Company's accounting policies and practices or changes in the Company's organization, compensation and benefit plans, or changes in the Company's material agreements or understandings with third parties.

Quantitative and Qualitative Disclosures About Market Risk:
The Company is exposed to market risks for changes in foreign currency exchange rates and interest rates. The Company's primary foreign currency exchange exposure relates to the translation of the financial statements of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency. The Company does not believe that a 10% fluctuation in foreign exchange rates would have had a material impact on its consolidated results of operations or financial position. The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio. This investment portfolio is managed in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than one year. The Company does not use derivative financial instruments in its investment portfolio. Based on the average maturity of the investment portfolio at the end of the 2004 fiscal year, a 10% increase in short-term interest rates would not have had a material impact on the consolidated results of operations or financial position of the Company.

Report of Independent Auditors

To the Board of Directors and Stockholders of
Park Electrochemical Corp.
Lake Success, New York

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. and subsidiaries as of February 29, 2004 and March 2, 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park Electrochemical Corp. and subsidiaries as of February 29, 2004 and March 2, 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 29, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
April 21, 2004

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	February 29, 2004	March 2, 2003
Assets		
Current assets:		
Cash and cash equivalents	$129,989	$ 111,036
Marketable securities (Note 2)	59,197	51,899
Accounts receivable, less allowance for doubtful accounts of $1,845 and $1,893, respectively	36,149	30,272
Inventories (Note 3)	11,707	12,688
Prepaid expenses and other	3,040	4,690
Total current assets	240,082	210,585
Property, plant and equipment, net of accumulated depreciation and amortization (Notes 4, 9 and 11)	70,569	90,503
Other assets	419	454
Total assets	$ 311,070	$301,542
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 14,913	$ 15,145
Accrued liabilities (Note 5)	24,468	21,790
Income taxes payable	3,248	3,376
Total current liabilities	42,629	40,311
Deferred income taxes (Note 6)	5,107	4,539
Deferred pension liability (Notes 9 and 14)	–	10,991
Liabilities from discontinued operations (Note 9)	19,438	–
Total liabilities	67,174	55,841
Commitments and contingencies (Note 15)		
Stockholders' equity (Note 7):		
Preferred stock, $1 par value per share–authorized, 500,000 shares; issued, none	–	–
Common stock, $.10 par value per share–authorized, 60,000,000 shares; issued, 20,369,986 shares	2,037	2,037
Additional paid-in capital	133,335	133,172
Retained earnings	108,915	117,506
Accumulated other non-owner changes	3,734	(2,432)
	248,021	250,283
Less treasury stock, at cost, 582,061 and 686,069 shares, respectively	(4,125)	(4,582)
Total stockholders' equity	243,896	245,701
Total liabilities and stockholders' equity	$ 311,070	$301,542

See notes to consolidated financial statements.

Park Electrochemical Corp. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended		
	February 29, 2004	March 2, 2003	March 3, 2002
Net sales	$194,236	$195,578	$201,681
Cost of sales	161,536	168,921	185,014
Gross profit	32,700	26,657	16,667
Selling, general and administrative expenses	27,962	27,157	33,668
Gain on Delco lawsuit (Note 19)	(33,088)	–	–
Asset impairment charge (Note 11)	–	49,035	–
Restructuring and severance charges (Note 10)	8,469	4,794	806
Gain on sale of DPI (Note 12)	–	(3,170)	–
Gain on sale of United Kingdom real estate	(429)	–	–
Loss on sale of NTI and closure of related support facility (Note 13)	–	–	15,707
Earnings (loss) from continuing operations	29,786	(51,159)	(33,514)
Interest and other income, net	2,958	3,260	5,373
Earnings (loss) from continuing operations before income taxes	32,744	(47,899)	(28,141)
Income tax provision (benefit) from continuing operations	2,835	(4,035)	(10,727)
Net earnings (loss) from continuing operations	29,909	(43,864)	(17,414)
Loss from discontinued operations, net of taxes (Note 9)	(33,761)	(6,895)	(8,105)
Net loss	$ (3,852)	$ (50,759)	$ (25,519)
Basic earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 1.51	$ (2.23)	$ (0.89)
Loss from discontinued operations	(1.71)	(0.35)	(0.42)
Basic loss per share	$ (0.20)	$ (2.58)	$ (1.31)
Diluted earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 1.50	$ (2.23)	$ (0.89)
Loss from discontinued operations	(1.69)	(0.35)	(0.42)
Diluted loss per share	$ (0.19)	$ (2.58)	$ (1.31)

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Non-Owner Changes	Treasury Stock		Compre-hensive Income
	Shares	Amount				Shares	Amount	
Balance, February 25, 2001	20,369,986	$ 2,037	$ 57,318	$ 203,150	$ (5,764)	4,441,359	$ (27,835)	
Net loss				(25,519)				$ (25,519)
Exchange rate changes					(1,257)			(1,257)
Change in pension liability adjustment					(802)			(802)
Market revaluation					(67)			(67)
Conversion of long-term debt			72,634			(3,411,204)	21,381	
Stock option activity			1,186			(162,830)	1,027	
Purchase of treasury stock						9,838	(265)	
Cash dividends ($.24 per share)				(4,678)				
Comprehensive loss								$ (27,645)
Balance, March 3, 2002	20,369,986	2,037	131,138	172,953	(7,890)	877,163	(5,692)	
Net loss				(50,759)				$ (50,759)
Exchange rate changes					5,174			5,174
Change in pension liability adjustment					103			103
Market revaluation					181			181
Stock option activity			2,034			(191,094)	1,110	
Cash dividends ($.24 per share)				(4,688)				
Comprehensive loss								$ (45,301)
Balance, March 2, 2003	20,369,986	2,037	133,172	117,506	(2,432)	686,069	(4,582)	
Net loss				(3,852)				$ (3,852)
Exchange rate changes					5,557			5,557
Change in pension liability adjustment					742			742
Market revaluation					(133)			(133)
Stock option activity			163			(104,008)	457	
Cash dividends ($.24 per share)				(4,739)				
Comprehensive loss								$ 2,314
Balance, February 29, 2004	20,369,986	$2,037	$133,335	$108,915	$ 3,734	582,061	$ (4,125)	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended		
	February 29, 2004	March 2, 2003	March 3, 2002
Cash flows from operating activities:			
Net loss	$ (3,852)	$ (50,759)	$ (25,519)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	11,978	17,973	16,257
(Gain) loss on sale of fixed assets	(511)	–	10,636
Charge for impairment of fixed assets	–	50,255	2,959
Non-cash restructuring charges	–	2,150	–
Non-cash charges related to discontinued operations	21,348	–	–
Gain on sale of DPI	–	(3,170)	–
Provision for doubtful accounts receivable	109	184	123
Provision for deferred income taxes	515	(1,541)	(4,690)
Other, net	–	(25)	(63)
Changes in operating assets and liabilities:			
Accounts receivable	(6,082)	3,478	36,907
Inventories	86	535	18,793
Prepaid expenses and other current assets	1,287	(719)	4,511
Other assets and liabilities	(57)	17	29
Accounts payable	2,851	430	(13,617)
Accrued liabilities	4,441	(6,835)	(9,744)
Income taxes payable	217	4,216	(13,176)
Net cash provided by operating activities	32,330	16,189	23,406
Cash flows from investing activities:			
Purchases of property, plant and equipment	(4,509)	(6,468)	(25,786)
Proceeds from sale of business	–	5,000	–
Proceeds from sales of property, plant and equipment	2,094	25	2,986
Purchases of marketable securities	(76,530)	(66,194)	(47,355)
Proceeds from sales and maturities of marketable securities	69,316	66,104	27,036
Net cash used in investing activities	(9,629)	(1,533)	(43,119)
Cash flows from financing activities:			
Redemption of long-term debt	–	–	(1,738)
Dividends paid	(4,739)	(4,688)	(4,678)
Proceeds from exercise of stock options	620	368	1,959
Net cash used in financing activities	(4,119)	(4,320)	(4,457)
Increase (decrease) in cash and cash equivalents before effect of exchange rate changes	18,582	10,336	(24,170)
Effect of exchange rate changes on cash and cash equivalents	371	1,208	(64)
Increase (decrease) in cash and cash equivalents	18,953	11,544	(24,234)
Cash and cash equivalents, beginning of year	111,036	99,492	123,726
Cash and cash equivalents, end of year	$129,989	$ 111,036	$ 99,492

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Three years ended February 29, 2004

(In thousands, except shares, per share data and option data)

1. Summary of Significant Accounting Policies

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a leading global designer and producer of advanced electronic materials used to fabricate complex multilayer printed circuit boards and other electronic interconnection systems. The Company's multilayer printed circuit board materials include copper-clad laminates and prepregs. Multilayer printed circuit boards and interconnection systems are used in virtually all advanced electronic equipment to direct, sequence and control electronic signals between semiconductor devices and passive components. The Company also designs and manufactures advanced composite materials for the electronics, aerospace and industrial markets.

a. Principles of Consolidation—The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. See "Critical Accounting Policies and Estimates" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Report.

c. Accounting Period—The Company's fiscal year is the 52- or 53-week period ending the Sunday nearest to the last day of February. The 2004, 2003 and 2002 fiscal years ended on February 29, 2004, March 2, 2003, and March 3, 2002, respectively. Fiscal years 2004 and 2003 consisted of 52 weeks and fiscal year 2002 consisted of 53 weeks.

d. Marketable Securities—All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income. Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in other income. The cost of securities sold is based on the specific identification method.

e. Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market.

f. Revenue Recognition—Revenues are recognized at the time product is shipped to the customer.

g. Product Warranties—The Company accrues for defective products at the time the existence of the defect is known and the amount is reasonably determinable. The Company's products are made to specific customer order specifications, and there are no future performance requirements for the Company's products other than the products' meeting the agreed specifications. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

h. Shipping Costs—The amounts paid to third-party shippers for transporting products to customers are classified as selling expenses. The amounts included in selling, general and administrative expenses were approximately $5,296, $4,200 and $3,498 for fiscal years 2004, 2003 and 2002, respectively.

i. Depreciation and Amortization—Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives of the related assets or, with respect to leasehold improvements, the terms of the leases, if shorter.

j. Income Taxes—Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared with financial accounting purposes.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $119,200 at February 29, 2004) of the Company's foreign subsidiaries, because it is management's practice and intent to reinvest such earnings in the operations of such subsidiaries.

k. Foreign Currency Translation—Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

(In thousands, except shares, per share data and option data)

The Company enters into foreign currency exchange contracts to manage its exposure to currency rate fluctuations on anticipated sales, purchases and intercompany transactions. These types of exchange contracts generally qualify for accounting as designated hedges. The realized and unrealized gains and losses on qualified contracts are deferred and included as components of the related transactions. Any contracts that do not qualify as hedges for accounting purposes are marked to market with the resulting gains and losses recognized in other income or expense.

l. Consolidated Statements of Cash Flows—The Company considers all money market securities and investments with maturities at the date of purchase of 90 days or less to be cash equivalents.

Supplemental cash flow information:

	Fiscal Year		
	2004	2003	2002
Cash paid during the year for:			
Interest	$ –	$ –	$2,700
Income taxes paid (refunded)	2,248	(6,278)	6,847

m. Stock-Based Compensation—The Company implemented the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," in the fourth quarter of fiscal year 2003. This statement amended the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosure of the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amended APB Opinion No. 28, "Interim Financial Reporting," to require disclosure of those effects in interim financial information.

As of February 29, 2004, the Company had two fixed stock incentive plans which are more fully described in Note 7. All options under the stock plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations for the plans. If compensation costs of the grants had been determined based upon the fair market value at the grant dates consistent with the FASB No. 123, "Accounting for Stock-Based Compensation," the Company's net (loss) income and (loss) earnings per share would have approximated the amounts shown below.

The weighted averaged fair value for options was estimated at the dates of grants using the Black-Scholes option-pricing model to be $8.69 for fiscal year 2004, $12.81 for fiscal year 2003 and $8.09 for fiscal year 2002, with the following weighted average assumptions: risk-free interest rate of 4.0% for fiscal years 2004, 2003 and 2002; expected volatility factors of 49%-54%, 58% and 41% for fiscal years 2004, 2003 and 2002, respectively; expected dividend yield of 1.0% for fiscal years 2004, 2003 and 2002; and estimated option lives of 4.0 years for fiscal years 2004, 2003 and 2002.

	2004	2003	2002
Net loss	$(3,852)	$(50,759)	$(25,519)
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of tax effects	(1,846)	(1,928)	(1,404)
Pro forma net loss	$(5,698)	$(52,687)	$(26,923)
EPS—basic as reported	$ (0.20)	$ (2.58)	$ (1.31)
EPS—basic pro forma	$ (0.29)	$ (2.68)	$ (1.38)
EPS—diluted as reported	$ (0.19)	$ (2.58)	$ (1.31)
EPS—diluted pro forma	$ (0.29)	$ (2.68)	$ (1.38)

2. Marketable Securities

The following is a summary of available-for-sale securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
February 29, 2004:				
U.S. Treasury and other government securities	$55,993	$116	$18	$56,091
U.S. corporate debt securities	3,022	8	–	3,030
Total debt securities	59,015	124	18	59,121
Equity securities	5	71	–	76
	$59,020	$195	$18	$59,197
March 2, 2003:				
U.S. Treasury and other government securities	$ 41,359	$256	$ 6	$ 41,609
U.S. corporate debt securities	10,153	63	–	10,216
Total debt securities	51,512	319	6	51,825
Equity securities	5	69	–	74
	$ 51,517	$388	$ 6	$ 51,899

The gross realized gains on the sales of securities were $40, $6 and $0 for fiscal years 2004, 2003 and 2002, respectively, and the gross realized losses were $21, $17, and $60 for fiscal years 2004, 2003 and 2002, respectively.

The amortized cost and estimated fair value of the debt and marketable equity securities at February 29, 2004, by contractual maturity, are shown below:

	Cost	Estimated Fair Value
Due in one year or less	$10,021	$10,030
Due after one year through five years	48,994	49,091
	59,015	59,121
Equity securities	5	76
	$59,020	$59,197

3. Inventories

	February 29, 2004	March 2, 2003
Raw materials	$ 4,088	$ 4,072
Work-in-process	2,424	3,424
Finished goods	4,835	4,680
Manufacturing supplies	360	512
	$ 11,707	$ 12,688

4. Property, Plant and Equipment

	February 29, 2004	March 2, 2003
Land, buildings and improvements	$ 31,591	$ 36,807
Machinery, equipment, furniture and fixtures	135,309	146,363
	166,900	183,170
Less accumulated depreciation and amortization	96,331	92,667
	$ 70,569	$ 90,503

Depreciation and amortization expense, for continuing operations, relating to property, plant and equipment was $10,604, $16,535 and $14,880 for fiscal years 2004, 2003 and 2002, respectively. Pre-tax charges of $15,349, $52,248 and $2,959 were recorded in fiscal years 2004, 2003 and 2002, respectively, for the write-downs of abandoned or impaired operating equipment, including charges of $15,349, $1,220 and $901, respectively, related to Dielektra, to its estimated net realizable value (see Notes 10 and 11 below).

5. Accrued Liabilities

	February 29, 2004	March 2, 2003
Payroll and payroll related	$ 3,650	$ 4,535
Taxes, other than income taxes	343	320
Employee benefits	2,194	1,660
Environmental reserve (Note 15)	2,389	4,246
Other	15,892	11,029
	$24,468	$21,790

6. Income Taxes

The income tax (benefit) provision for continuing operations includes the following:

	Fiscal Year		
	2004	2003	2002
Current:			
Federal	$ 467	$(3,806)	$ (5,901)
State and local	125	385	18
Foreign	1,732	927	(154)
	2,324	(2,494)	(6,037)
Deferred:			
Federal	–	(1,087)	(4,345)
State and local	(7)	(107)	(729)
Foreign	518	(347)	384
	511	(1,541)	(4,690)
	$2,835	$(4,035)	$(10,727)

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Fiscal Year		
	2004	2003	2002
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%
State and local taxes, net of Federal benefit	0.3	(0.4)	1.6
Foreign tax rate differentials	(11.9)	1.4	0.7
Valuation allowance	1.9	–	–
Impairment of deferred tax assets	–	(28.1)	–
Other, net	(16.6)	0.5	0.8
	8.7%	8.4%	38.1%

(In thousands, except shares, per share data and option data)

The Company had foreign net operating loss carryforwards from continuing operations of approximately $15,700 and $12,700 in fiscal years 2004 and 2003, respectively. In fiscal years 2004 and 2003, the Company had net operating loss carryforwards from discontinued operations of $76,400 and $59,600, respectively. Long-term deferred tax assets arising from these net operating loss carryforwards from continuing operations were valued at $0 at February 29, 2004 and March 2, 2003, net of valuation reserves of approximately $6,347 and $5,221, respectively. Long-term deferred tax assets arising from these net operating loss carryforwards from discontinued operations were valued at $0 at February 29, 2004 and March 2, 2003, net of valuation reserves of approximately $32,598 and $26,008, respectively. The income tax provision (benefit) for discontinued operations was $0, $150 and $(210) for fiscal years 2004, 2003 and 2002, respectively.

Approximately $702 of the foreign net operating loss carryforwards expire in fiscal year 2005, $2,900 of the net operating loss carryforwards expire in fiscal year 2025, and the remainder have no expiration.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At February 29, 2004 and March 2, 2003, the Company did not have any current deferred tax assets. Significant components of the Company's long-term deferred tax liabilities and assets as of February 29, 2004 and March 2, 2003 from continuing operations were as follows:

	2004	2003
Deferred tax liabilities:		
Depreciation	$ 2,929	$ 4,539
Other, net	2,178	1,392
Total deferred tax liabilities	5,107	5,931
Deferred tax assets:		
Impairment of fixed assets	9,210	11,657
Net operating loss carryforwards	6,347	5,221
Other, net	6,007	3,224
Total deferred tax assets	21,564	20,102
Valuation allowance for deferred tax assets	(21,564)	(18,710)
Net deferred tax assets	–	1,392
Net deferred tax liabilities	$ 5,107	$ 4,539

7. Stockholders' Equity

a. Stock Options—Under the 1992 Stock Option Plan approved by the Company's stockholders, directors and key employees may have been granted options to purchase shares of common stock of the Company exercisable at prices not less than the fair market value at the date of grant. Options became exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant. Options to purchase a total of 2,625,000 shares of common stock were authorized for grant under such Plan. The authority to grant additional options under the Plan expired on March 24, 2002.

Under the 2002 Stock Option Plan approved by the Company's stockholders, directors and key employees may be granted options to purchase shares of common stock of the Company exercisable at prices not less than the fair market value at the date of grant. Options become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of the grant. Options to purchase a total of 900,000 shares of common stock were authorized for grant under such Plan.

Information with respect to options follows:

	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price
Balance, February 25, 2001	$ 3.67–$ 43.63	1,358,152	$ 16.50
Granted	22.62– 26.77	275,725	23.62
Exercised	3.67– 23.96	(162,831)	13.06
Cancelled	3.67– 43.63	(227,339)	21.92
Balance, March 3, 2002	$ 4.67–$ 43.63	1,243,707	$ 9.56
Granted	14.12– 29.05	231,800	28.04
Exercised	4.67– 16.54	(43,398)	13.06
Cancelled	12.21– 43.63	(66,747)	28.29
Balance, March 2, 2003	$ 4.92– $43.63	1,365,362	$ 18.92
Granted	19.95– 29.17	194,275	20.42
Exercised	4.92– 24.08	(121,837)	8.18
Cancelled	14.12– 43.63	(41,147)	23.95
Balance, February 29, 2004	$ 8.75–$43.63	1,396,653	$19.91
Exercisable, February 29, 2004	$ 8.75–$43.63	878,202	$17.79

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 8.75–$ 9.99	65,175	.21	$ 8.75	65,175	$ 8.75
10.00– 19.99	837,078	5.53	16.68	605,515	15.73
20.00– 43.63	494,400	7.60	26.87	207,512	26.63
	1,396,653			878,202	

Stock options available for future grant under the 2002 stock option plan at February 29, 2004 and March 2, 2003 were 705,725 and 885,000, respectively.

b. Stockholders' Rights Plan—On February 2, 1989, the Company adopted a stockholders' rights plan designed to protect stockholder interests in the event the Company is confronted with coercive or unfair takeover tactics. Under the terms of the plan, as amended on July 12, 1995, each share of the Company's common stock held of record on February 15, 1989 or issued thereafter received one right (subsequently adjusted to two thirds (2/3) of one right in connection with the Company's three-for-two stock split in the form of a stock dividend distributed November 8, 2000 to stockholders of record on October 20, 2000). In the event that a person has acquired, or has the right to acquire, 15% (25% in certain cases) or more of the then outstanding common stock of the Company (an "Acquiring Person") or tenders for 15% or more of the then outstanding common stock of the Company, such rights will become exercisable, unless the Board of Directors otherwise determines. Upon becoming exercisable as aforesaid, each right will entitle the holder thereof to purchase one one-hundredth of a share of Series A Preferred Stock for $75, subject to adjustment (the "Purchase Price"). In the event that any person becomes an Acquiring Person, each holder of an unexercised exercisable right, other than an Acquiring Person, shall have the right to purchase, at a price equal to the then current Purchase Price, such number of shares of the Company's common stock as shall equal the then current Purchase Price divided by 50% of the then market price per share of the Company's common stock. In addition, if after a person becomes an Acquiring Person, the Company engages in any of certain business combination transactions as specified in the plan, the Company will take all action to ensure that, and will not consummate any such business combination unless, each holder of an unexercised exercisable right, other than an Acquiring Person, shall have the right to purchase, at a price equal to the then current Purchase Price, such number of shares of common stock of the other party to the transaction for each right held by such holder as shall equal the then current Purchase Price divided by 50% of the then market price per share of such other party's common stock. The Company may redeem the rights for a nominal consideration at any time, and after any person becomes an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding common stock of the Company, the Company may exchange all or part of the rights for shares of the Company's common stock at a one-for-one exchange ratio. Unless redeemed, exchanged or exercised earlier, all rights expire on July 12, 2005.

c. Reserved Common Shares—At February 29, 2004, 2,102,378 shares of common stock were reserved for issuance upon exercise of stock options.

d. Accumulated Other Non-Owner Changes—Accumulated balances related to each component of other comprehensive income (loss) were as follows:

	February 29, 2004	March 2, 2003
Currency translation adjustment	$3,619	$(1,938)
Pension liability adjustment	–	(742)
Unrealized gains on investments	115	248
Accumulated balance	$3,734	$(2,432)

(In thousands, except shares, per share data and option data)

8. (Loss)/Earnings Per Share

The following table sets forth the calculation of basic and diluted (loss)/earnings per share for the last three fiscal years:

	2004	2003	2002
Earnings (loss) from continuing operations	$ 29,909	$(43,864)	$(17,414)
Loss from discontinued operations	(33,761)	(6,895)	(8,105)
Net loss	$ (3,852)	$(50,759)	$(25,519)
Weighted average common shares outstanding for basic EPS	19,754,000	19,674,000	19,535,000
Net effect of dilutive options	237,000	*	*
Weighted average shares outstanding for diluted EPS	19,991,000	19,674,000	19,535,000
Basic earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 1.51	$ (2.23)	$ (0.89)
Loss from discontinued operations, net of tax	(1.71)	(0.35)	(0.42)
Basic loss per share	$ (0.20)	$ (2.58)	$ (1.31)
Diluted earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 1.50	$ (2.23)	$ (0.89)
Loss from discontinued operations, net of tax	(1.69)	(0.35)	(0.42)
Diluted loss per share	$ (0.19)	$ (2.58)	$ (1.31)

**For the fiscal years 2003 and 2002, the effect of employee stock options was not considered because it was antidilutive.*

Common stock equivalents, which were not included in the computation of diluted loss per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were 151,585, 865,287, and 637,550 for the fiscal years 2004, 2003 and 2002, respectively.

9. Discontinued Operations

On February 4, 2004, the Company announced that it was discontinuing its financial support of its Dielektra GmbH ("Dielektra") subsidiary located in Cologne, Germany, due to the continued erosion of the European market for the Company's high technology products. Without Park's financial support, Dielektra filed an insolvency petition, which may result in the reorganization, sale or liquidation of Dielektra. In accordance with SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," Dielektra is treated as a discontinued operation. As a result of the discontinuation of financial support for Dielektra, the Company recognized an impairment charge of $22,023 for the write-off of Dielektra assets and other costs during the fourth quarter of the 2004 fiscal year. The income tax provision (benefit) for discontinued operations was $0, $150 and $(210) for fiscal years 2004, 2003 and 2002, respectively. The liabilities from discontinued operations totaling $19,438 at February 29, 2004 are reported separately on the consolidated balance sheet. These liabilities from discontinued operations included $12,094 for Dielektra's deferred pension liability. The Company expects to recognize a gain of approximately $17,000 related to the reversal of these liabilities when the Dielektra insolvency process is completed, although it is unclear when the process will be completed. In addition to the impairment charge described above recognized in the 2004 fiscal year, the losses from operations of $5,596 and $6,142 for termination and other costs related to Dielektra, recorded in the first quarter of the 2004 fiscal year, have been included in discontinued operations in the Consolidated Statements of Operations in the periods in which they occurred. At the time of the discontinuation of support for Dielektra, $5,539 of the $6,142 of termination and other costs had been paid and the remaining $603 was included in liabilities from discontinued operations in the Consolidated Balance Sheet.

Dielektra's net sales and operating results for each of the three fiscal years ended February 29, 2004, March 2, 2003, and March 3, 2002, and assets and liabilities of discontinued operations at February 29, 2004 and March 2, 2003 were as follows:

	Fiscal Year		
	2004	2003	2002
Net sales	$ 14,429	$21,198	$28,379
Operating loss	(5,596)	(5,675)	(5,184)
Restructuring and impairment charges	28,165	1,220	2,921
Net loss	$(33,761)	$ (6,895)	$ (8,105)

	February 29, 2004	March 2, 2003
Current assets	$ –	$ 5,697
Fixed assets	–	15,612
Total assets	–	21,309
Current and other liabilities	7,344	9,654
Pension liabilities	12,094	10,991
Total liabilities	19,438	20,645
Net (liabilities) assets	$(19,438)	$ 664

10. Restructuring and Severance Charges

The Company recorded pre-tax charges totaling $8,438 during the first and second quarters of fiscal year 2004 related to the realignment of its North America FR-4 business operations in Newburgh, New York and Fullerton, California. During the fourth quarter of fiscal year 2004, the Company recorded pre-tax charges of $112 related to workforce reductions in Europe and recovered $81 from sales of impaired assets related to its European operations. The components of these charges and the related liability balances and activity for the year ended February 29, 2004 are set forth below.

	Closure Charges	Charges Incurred or Paid	Reversals	2/29/04 Remaining Liabilities
New York and California and other realignment charges:				
Lease payments, taxes, utilities and other	$7,292	$ 648	$–	$6,644
Severance payments	1,258	1,146	–	112
	$8,550	$1,794	$–	$6,756

The severance payments were for the termination of hourly and salaried, administrative, manufacturing and support employees. Such employees were terminated during the 2004 fiscal year first, second and third quarters. The remaining liability for severance payments is expected to be paid to such employees during the fiscal year 2005 first quarter. The lease charges cover one lease obligation payable through December 2004 and a portion of another lease obligation payable through September 2013.

The Company recorded pre-tax charges of $4,674 and $120 in the fiscal year 2003 third quarter ended December 1, 2002 in connection with the closure of its Nelco U.K. manufacturing facility located in Skelmersdale, England, and severance costs at a North American business unit. As of February 29, 2004, there were no remaining liabilities. The Company recorded an $81 gain on the sale of previously written off equipment during the fourth quarter of fiscal 2004. The components of these charges and the charges incurred and paid since the third quarter of fiscal 2003 are set forth below.

	Closure Charges	Charges Incurred or Paid	Recoveries or Reversals	2/29/04 Remaining Liabilities
United Kingdom charges:				
Impairment of long-lived assets	$1,993	$1,912	$81	$–
Severance payments and related costs	1,997	1,997	–	–
Utilities, maintenance, taxes, other	684	684	–	–
	4,674	4,593	81	–
Other severance payments and related costs	120	120	–	–
	$4,794	$4,713	$81	$–

The Company recorded pre-tax charges of $2,921 in its fiscal year 2002 third quarter ended November 25, 2001 in connection with the closure of the conventional lamination line of Dielektra and the reduction of the size of Dielektra's mass lamination operations. Such restructuring charges related to Dielektra have been included in loss from discontinued operations. The Company recorded pre-tax severance charges of $681 in its fiscal year 2002 first quarter ended May 27, 2001 and $125 in its third quarter ended November 25, 2001 for severance payments and related costs for terminated employees at the Company's continuing operations in Asia, Europe and North America. The terminated employees were hourly and salaried, administrative, manufacturing and support employees. As of March 2, 2003, there were no remaining liabilities relating to these charges.

(In thousands, except shares, per share data and option data)

As a result of the foregoing employee terminations and other less significant employee terminations in connection with business contractions and in the ordinary course of business and substantial numbers of employee resignations and retirements in the ordinary course of business, the total number of employees employed by the Company declined to approximately 1,200 as of February 29, 2004 from approximately 1,500 as of March 2, 2003, and 1,700 at the end of the Company's 2002 fiscal year.

11. Asset Impairment Charges

As a result of continuing declines in the Company's North American business operations and Dielektra's mass lamination operation, during the fourth quarter of the 2003 fiscal year, the Company reassessed the recoverability of the fixed assets of those operations based on cash flow projections and determined that such fixed assets were impaired. The Company recorded an impairment charge of $50,255, of which $1,220 related to Dielektra, in the Company's 2003 fiscal year fourth quarter to reduce the book values of such fixed assets to their estimated fair values. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the carrying values of such assets exceeded their fair values and were not recoverable.

12. Sale of Dielectric Polymers, Inc.

On June 27, 2002, the Company sold its Dielectric Polymers, Inc. ("DPI") subsidiary to Adhesive Applications, Inc. of Easthampton, Massachusetts. The Company recorded a gain of $3,170 in its fiscal year 2003 second quarter ended September 1, 2002 in connection with the sale.

13. Sale of Nelco Technology, Inc.

During the Company's 1998 fiscal year and for several years prior thereto, more than 10% of the Company's total worldwide sales were to Delco Electronics Corporation, a subsidiary of General Motors Corp., and the Company's wholly owned subsidiary, Nelco Technology, Inc. ("NTI") located in Tempe, Arizona, had been Delco's principal supplier of semi-finished multilayer printed circuit board materials, commonly known as mass lamination, which were used by Delco to produce finished multilayer printed circuit boards. However, in March 1998, the Company was informed by Delco that Delco planned to close its printed circuit board fabrication plant and exit the printed circuit board manufacturing business. As a result, the Company's sales to Delco declined during the three-month period ended May 31, 1998, were negligible during the remainder of the 1999 fiscal year and were nil since then. See Note 19 for a description of the gain on NTI's lawsuit against Delco.

After March 1998, the business of NTI languished and its performance was unsatisfactory due primarily to the absence of the unique, high-volume, high-quality business that had been provided by Delco Electronics and the absence of any other customer in the North American electronic materials industry with a similar demand for the large volumes of semi-finished multilayer printed circuit board materials that Delco purchased from NTI. Although NTI's business experienced a resurgence in the 2001 fiscal year as the North American market for printed circuit materials became extremely strong and demand exceeded supply for the electronic materials manufactured by the Company, the Company's internal expectations and projections for the NTI business were for continuing volatility in the business' performance over the foreseeable future. Consequently, the Company commenced efforts to sell the business in the second half of its 2001 fiscal year; and in April 2001, the Company sold the assets and business of NTI and closed a related support facility, also located in Tempe, Arizona. As a result of this sale, the Company exited the mass lamination business in North America.

In connection with the sale of NTI and the closure of the related support facility, the Company recorded pre-tax charges of $15,707 in its fiscal year 2002 first quarter ended May 27, 2001. The components of these charges and the related liability balances and activity from the May 27, 2001 balance sheet date to the February 29, 2004 balance sheet date are set forth below.

	Closure Charges	Charges Incurred or Paid	Reversals	2/29/04 Remaining Liabilities
NTI charges:				
Loss on sale of assets and business	$10,580	$10,580	$–	$ –
Severance payments	387	387	–	–
Medical and other costs	95	95	–	–
Support facility charges:				
Impairment of long-lived assets	2,058	2,058	–	–
Write down of accounts receivable	350	319	31	–
Write down of inventory	590	590	–	–
Severance payments	688	688	–	–
Medical and other costs	133	133	–	–
Lease payments, taxes, utilities, maintenance	781	485	–	296
Other	45	45	–	–
	$15,707	$15,380	$31	$296

The severance payments and medical and other costs incurred in connection with the sale of NTI and the closure of the related support facility were for the termination of hourly and salaried, administrative, manufacturing and support employees, all of whom were terminated during the first and second fiscal quarters ended May 27, 2001 and August 26, 2001, respectively, and substantially all of the severance payments and related costs for such terminated employees (totaling $1,303) were paid during such quarters. The lease obligations will be paid through August 2004 pursuant to the related lease agreements.

NTI did not have a material effect on Park's consolidated financial position, results of operations, capital resources, liquidity or continuing operations, and the sale of NTI is not expected to have a material effect on the Company's future operating results.

14. Employee Benefit Plans

a. Profit Sharing Plan–The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's contributions are accrued at the end of each fiscal year and paid to the plan in the subsequent fiscal year. The Company's contributions to the plan were $271 and $403 for fiscal years 2003 and 2002, respectively. The contribution for fiscal year 2004 has not been paid. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code. In addition, the Company sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $260, $442 and $527 in fiscal years 2004, 2003 and 2002, respectively.

b. Pension Plan–The pension information provided below relates to the Company's subsidiary, Dielektra. As described in Note 9 above, the Company discontinued its financial support of Dielektra during the fiscal year 2004 fourth quarter and, accordingly, has included the February 29, 2004 pension liability in liabilities from discontinued operations. The pension plan is a non-contributory defined benefit pension plan which covers certain employees. Under the terms of this plan, participants may not accrue additional service time after December 31, 1987. The Company recorded deferred pension liabilities relating to this plan in the amounts of $12,094 and $10,991 at February 29, 2004 and March 2, 2003, respectively.

Net pension costs included the following components:

	Fiscal Year	
	2004	2003
Changes in Benefit Obligations		
Benefit obligation at beginning of year	$10,991	$ 9,150
Service cost	58	94
Interest cost	661	571
Actuarial loss (gain)	(558)	(301)
Currency translation (gain) loss	1,707	2,117
Benefits paid	(765)	(640)
Payment for annuities	–	–
Benefit obligation at end of year	$12,094	$10,991

Notes to Consolidated Financial Statements *(continued)*

Three years ended February 29, 2004

(In thousands, except shares, per share data and option data)

	Fiscal Year	
	2004	2003
Changes in Plan Assets		
Fair value of plan assets at beginning of year	$ –	$ –
Actual return on plan assets	–	–
Employer contributions	764	640
Benefits paid	(764)	(640)
Payment for annuities	–	–
Administrative expenses paid	–	–
Fair value of plan assets	$ –	$ –
Underfunded status	$(12,094)	$(10,991)
Unrecognized net loss	–	1,192
Net accrued pension cost	$(12,094)	$ (9,799)

	Fiscal Year		
	2004	2003	2002
Components of Net Periodic Benefit Cost			
Service cost–benefits earned during the period	$ 58	$ 94	$ 82
Interest cost on projected benefit obligation	661	571	533
Expected return on plan assets	–	–	–
Amortization of unrecognized loss	18	55	40
Recognized net actuarial loss	–	–	–
Effect of curtailment	–	–	–
Net periodic pension cost	$737	$720	$655

	Fiscal Year	
	2004	2003
Projected benefit obligation	$12,094	$10,991
Accumulated benefit obligation	12,094	10,991
Plan assets	–	–

The projected benefit obligation for the plan was determined using assumed discount rates of 5.75% for fiscal years 2004 and 2003. Projected wage increases of 2.6% were also assumed for fiscal years 2004 and 2003.

15. Commitments and Contingencies

a. Lease Commitments—The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices, and land leases. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2007. Many of the leases contain renewal options for periods ranging from one to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2013 and this land lease contains renewal options of up to 35 years.

These non-cancelable operating leases have the following payment schedule.

Fiscal Year	Amount
2005	$ 2,097
2006	1,346
2007	906
2008	838
2009	692
Thereafter	4,154
	$10,033

Rental expenses, inclusive of real estate taxes and other costs, were $2,659, $2,948 and $3,933 for fiscal years 2004, 2003 and 2002, respectively.

b. Environmental Contingencies—The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at eight sites. In addition, a subsidiary of the Company has received cost recovery claims under the Superfund Act from other private parties involving two other sites and has received requests from the EPA under the Superfund Act for information with respect to its involvement at three other sites.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers that provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have agreed to pay, or reimburse the Company and its subsidiaries for, 100% of their legal defense and remediation costs associated with three of these sites and 25% of such costs associated with another one of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share of remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $1, $131 and $200 in fiscal years 2004, 2003 and 2002, respectively. The recorded liabilities included in accrued liabilities for environmental matters were $2,389, $4,246 and $3,975 for fiscal years 2004, 2003 and 2002, respectively. As discussed in Note 9, liabilities from discontinued operations have been segregated on the Consolidated Balance Sheet and include $2,121 for environmental matters related to Dielektra.

Included in cost of sales are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated financial results for a particular reporting period.

16. Foreign Currency Contracts

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133, as amended, requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, the standard specifies criteria for designation and effectiveness of hedging relationships and establishes accounting rules for reporting changes in the fair value of a derivative instrument depending on the designated type of hedge.

The Company is exposed to foreign currency exchange rate fluctuations in the normal course of business. The Company uses derivative instruments (forward contracts) to hedge certain foreign currency exposures as part of its risk management strategy. The objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them, thereby reducing the volatility of earnings or protecting fair values of assets and liabilities. The Company does not enter into any trading or speculative positions with regard to derivative instruments.

The Company primarily enters into forward contracts, with maturities of three months or less, designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales, denominated in various currencies. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity. Once the hedged transaction is recognized, the gain or loss is reclassified into earnings. The foreign currency forward contracts held by the Company at February 29, 2004 were not designated hedges under SFAS 133 and, accordingly, the contracts were marked to market and the resulting gains and losses were recognized in the income statement.

At February 29, 2004 and March 2, 2003, the Company had outstanding foreign exchange contracts in notional amounts totaling $4,306 and $0, respectively.

(In thousands, except shares, per share data and option data)

17. Business Segments

The Company considers itself to operate in one business segment. The Company's electronic materials products are marketed primarily to leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and major electronic original equipment manufacturers ("OEMs") located throughout North America, Europe and Asia. The Company's advanced composite materials customers, the majority of which are located in the United States, include OEMs, independent firms and distributors in the electronics, aerospace and industrial industries.

Sales are attributed to geographic region based upon the region from which the materials were shipped to the customer. Intersegment sales and sales between geographic regions were not significant.

Financial information regarding the Company's continuing operations by geographic region follows:

	Fiscal Year		
	2004	2003	2002
United States	$106,080	$117,889	$132,520
Europe	31,982	32,322	27,128
Asia	56,174	45,367	42,033
Total sales	$194,236	$195,578	$201,681
United States	$ 38,549	$ 44,425	$104,386
Europe	10,969	25,373	22,954
Asia	21,470	21,159	22,943
Total long-lived assets	$ 70,988	$ 90,957	$150,283

18. Customer and Supplier Concentrations

a. Customers—Sales to Sanmina Corporation were 16.3%, 19.1% and 20.7% of the Company's total worldwide sales from its continuing operations for fiscal years 2004, 2003 and 2002, respectively. Sales to Tyco Printed Circuit Group L.P. were 12.2%, 11.0% and 12.9% of the Company's total worldwide sales from its continuing operations for fiscal years 2004, 2003 and 2002, respectively. Sales to Multilayer Technology, Inc. were 9.7%, 11.1% and 8.9% of the Company's total worldwide sales from its continuing operations for fiscal years 2004, 2003 and 2002, respectively.

While no other customer accounted for 10% or more of the Company's total worldwide sales from its continuing operations in fiscal year 2004, and the Company is not dependent on any single customer, the loss of a major electronic materials customer or of a group of customers could have a material adverse effect on the Company's business and results of operations.

b. Sources of Supply—The principal materials used in the manufacture of the Company's electronic materials products are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there are a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for each of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's electronic materials business. Furthermore, substitutes for these materials are not readily available and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's electronic materials business.

19. Gain on Delco Lawsuit

The United States District Court for the District of Arizona entered final judgment in favor of the Company's subsidiary, NTI, in its lawsuit against Delco Electronics Corporation, a subsidiary of Delphi Automotive Systems Corporation, on Nelco's claim for breach of the implied covenant of good faith and fair dealing. As a result, the Company received a net amount of $33,088 million from Delco on July 1, 2003 in satisfaction of the judgment. See Note 13 above for information regarding the sale of NTI.

20. Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	Quarter			
	First	Second	Third	Fourth
Fiscal 2004:				
Net sales	$44,323	$43,566	$51,058	$ 55,289
Gross profit	4,623	5,919	9,764	12,394
(Loss) earnings from continuing operations	(1,644)	20,982	2,823	7,748
Loss from discontinued operations	(6,807)	(1,944)	(1,838)	(23,172)
Net (loss) earnings	(8,451)	19,038	985	(15,424)
Basic (loss) income per share:				
(Loss) earnings from continuing operations	$ (0.08)	$ 1.06	$ 0.14	$ 0.39
Loss from discontinued operations	$ (0.35)	$ (0.10)	$ (0.09)	$ (1.17)
Net (loss) earnings per share	$ (0.43)	$ 0.96	$ 0.05	$ (0.78)
Diluted (loss) earnings per share:				
(Loss) earnings from continuing operations	$ (0.08)	$ 1.05	$ 0.14	$ 0.38
Loss from discontinued operations	$ (0.35)	$ (0.10)	$ (0.09)	$ (1.14)
Net (loss) earnings per share	$ (0.43)	$ 0.95	$ 0.05	$ (0.76)
Weighted average common shares outstanding:				
Basic	19,709	19,759	19,764	19,783
Diluted	19,709	19,943	20,083	20,167
Fiscal 2003:				
Net sales	$ 51,172	$ 51,343	$ 47,967	$ 45,096
Gross profit	7,010	7,272	6,311	6,064
Earnings (loss) from continuing operations	735	3,336	(3,808)	(44,127)
Loss from discontinued operations	(1,371)	(1,749)	(1,496)	(2,129)
Net (loss) earnings	(636)	1,587	(5,304)	(46,406)
Basic (loss) earnings per share:				
Earnings (loss) from continuing operations	$ 0.04	$ 0.17	$ (0.19)	$ (2.24)
Loss from discontinued operations	$ (0.07)	$ (0.09)	$ (0.08)	$ (0.12)
Net (loss) earnings per share	$ (0.03)	$ 0.08	$ (0.27)	$ (2.36)
Diluted (loss) earnings per share:				
Earnings (loss) from continuing operations	$ 0.04	$ 0.17	$ (0.19)	$ (2.24)
Loss from discontinued operations	$ (0.07)	$ (0.09)	$ (0.08)	$ (0.12)
Net (loss) earnings per share	$ (0.03)	$ 0.08	$ (0.27)	$ (2.36)
Weighted average common shares outstanding:				
Basic	19,661	19,669	19,682	19,684
Diluted	20,176	20,013	19,682	19,684

Earnings (loss) per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for the years.

21. Recently Issued Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), effective for fiscal years beginning after June 15, 2002. SFAS 143 requires the fair value of liabilities for asset retirement obligations to be recognized in the period in which the obligations are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption did not have a material effect on the Company's consolidated results of operations or financial condition.

Market for the Registrant's Common Equity
and Related Stockholder Matters

The Company's Common Stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The Common Stock also trades on the Midwest Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange Composite Tape and dividends declared on the Common Stock.

For the Fiscal Year Ended February 29, 2004	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	$19.67	$14.03	$.06
Second Quarter	23.35	17.91	$.06
Third Quarter	25.55	22.35	$.06
Fourth Quarter	30.18	23.39	$.06

For the Fiscal Year Ended March 2, 2003	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	$ 31.45	$ 26.76	$.06
Second Quarter	28.15	19.10	$.06
Third Quarter	21.70	14.00	$.06
Fourth Quarter	22.14	15.27	$.06

As of May 7, 2004, there were approximately 1,371 holders of record of Common Stock.

Safe Harbor Statement

This Report may contain "forward-looking statements," as defined under the Federal Securities Laws, including the Private Securities Litigation Reform Act of 1995. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements. Generally, you can identify forward-looking statements by the use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "goal," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Factors that could cause actual events or results to differ materially include, but are not limited to, general conditions in the electronics industry, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of utilities, and the various other factors set forth under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2004. These and other risks may be detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its fiscal year 2004 Annual Report on Form 10-K and other SEC filings, copies of which may be obtained from www.sec.gov. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information contained herein if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Corporate Information

Board of Directors

Chairman of the Board

Jerry Shore

Directors

Mark S. Ain
Chief Executive Officer and
Chairman of the Board
Kronos Incorporated

Anthony Chiesa
Former Vice President
Park Electrochemical Corp.

Lloyd Frank
Of Counsel
Jenkins & Gilchrist Parker Chapin LLP

Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.

Corporate Officers

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Senior Vice President
Secretary and General Counsel

Emily J. Groehl
Senior Vice President
Sales and Marketing

John Jongebloed
Senior Vice President
Global Logistics

Steven P. Schaefer
Senior Vice President
Technology

Murray O. Stamer
Senior Vice President and
Chief Financial Officer

Gary M. Watson
Senior Vice President
Engineering and
Senior Vice President
Asian Business Unit

A. Clive Hepplestone
Vice President
European Business Unit

James W. Kelly
Vice President
Taxes and Planning

Corporate Information

Executive Offices

Park Electrochemical Corp.
5 Dakota Drive
Lake Success, New York 11042
516-354-4100

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. on Wednesday, July 14, 2004 at The Bank of New York, One Wall Street, New York, New York.

Form 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Principal Outside Counsel

Skadden, Arps, Slate,
Meagher & Flom, LLP
New York, New York

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing

New York Stock Exchange
Trading Symbol: PKE

Web Sites

www.parkelectro.com
www.parknelco.com

Subsidiaries

FiberCote Industries, Inc.
Waterbury, Connecticut

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Nelco Products (Wuxi) Co. Ltd.
Wuxi, China

Nelco Technology (Zhuhai FTZ) Ltd.
Zhuhai, China

Neltec Europe SAS
Mirebeau, France

Neltec, Inc.
Tempe, Arizona

Neltec SA
Lannemezan, France

New England Laminates Co., Inc.
Newburgh, New York

Designed by Curran & Connors, Inc. / www.curran-connors.com

Park Electrochemical Corp.

5 Dakota Drive ∘ Lake Success, NY 11042 ∘ Tel: 516-354-4100 ∘ Fax: 516-354-4128
www.parkelectro.com / www.parknelco.com